UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                 OF SMALL BUSINESS COMPANYS UNDER SECTION 12(B)
                 OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file no. 0001074828
                    ----------


                             CIGAR KING CORPORATION
                 (NAME OF SMALL BUSINESS COMPANY IN ITS CHARTER)

                  Nevada                               91-1948357  012609
      -----------------------------                    ------------------
     (State or Other Jurisdiction of                   (I.R.S. Employer
     Incorporation or Organization)                   Identification No.)


      Suite 825-1200 West 73rd Avenue
         Vancouver, British Columbia
                 Canada                                       V6P 6G5
      -----------------------------                    ------------------
  (Address of Principal Executive Officer)                  (Zip Code)


                                 (604) 688-3931
                         ------------------------------
                          (Company's Telephone Number)

Securities registered under Section 12(b) of the Exchange Act:   None

Securities registered under Section 12(g) of the Exchange Act:

                    Common Stock, par value $0.001 per share
                  ------------------------------------------
                                (Title of Class)

                                TABLE OF CONTENTS

ITEM                                                                       PAGE
----                                                                       ----

                                     PART 1
Item 1      Description of Business                                          3
Item 2      Management's Discussion and Analysis or Plan
                      of Operation                                          11
Item 3      Description of Property                                         12
Item 4      Security Ownership of Certain Beneficial
                      Ownership and Management                              13
Item 5      Directors, Executive Officers, Promoters and
                      Control Persons                                       14
Item 6      Executive Compensation                                          15
Item 7      Certain Relationships and Related Transactions                  16
Item 8      Description of Securities                                       17


                                     PART 11
Item 1      Market Price of and Dividends on the Registrant's
                      Common Equity and Other Stockholders Matters          19
Item 2      Legal Proceedings                                               19
Item 3      Disagreement With Accountants and Financial Disclosure          19
Item 4      Recent Sales of Unregistered Securities                         19
Item 5      Indemnification of Directors and Officers                       20

                                    PART F/S
            Financial Statements                                            22

                                    PART 111
Item 1      Index to Exhibits                                               31
Item 2      Description of Exhibits                                         31



                         ------------------------------


                       DOCUMENTS INCORPORATED BY REFERENCE

         Documents incorporated by reference:        None

                                     PART 1

ITEM 1.           DESCRIPTION OF BUSINESS

HISTORICAL OVERVIEW OF THE COMPANY

         Cigar King Corporation., a Nevada corporation (the "Company"), was incorporated on October 8, 1998. The Company has no subsidiaries and no affiliated companies. The Company's executive offices are located at Suite 825 - 1200 West 73rd Avenue, Vancouver, British Columbia, Canada, V6P 6G5

         The Company is engaged in the development of a kiosk system for the distribution and sale of cigars and cigar related accessories. (see Part 1, "Develop of the Cigar King Concept").

         The Company is in the development stage and is seeking a quotation on the NASD OTC Bulletin Board. To date no filing has been made with the NASD Regulations but the Company expects to made the appropriate filing once it has been deemed a reporting issuer.

         The Company has no revenue to date from the development of its kiosk concept, and its ability to effect its plans for the future will depend on the availability of financing. Such financing will be required to develop the Company's kiosk system to a stage where a decision can be made by management as to whether or not the consuming public is interested in this form of retail selling. The Company anticipates obtaining such funds from its directors and officers, financial institutions or by way of the sale of its capital stock in the future (see Part 1, Item 1 - "Plan of Operations"), but there can be no assurance that the Company will be successful in obtaining additional capital for exploration activities from the sale of its capital stock or in otherwise raising substantial capital.

PLANNED BUSINESS

         The Company is a start-up company founded for the purpose of building a retail premium cigar business that purchases premium cigars and sells them, along with premium cigar accessories, through Company-owned and operated Cigar King retail kiosks. Management in the Company includes a senior-level manager with entrepreneurial start-up and growth company management experience. The Company's objective is to establish Cigar King as the leading purveyor of premium cigars in the Greater Vancouver Area, Canada.

         In addition to developing its initial market in the distribution of premium cigars in the Greater Vancouver Area, the Company will consider expansion to other cities in Western Canada, such as Calgary, Edmonton, Victoria and Regina. Expansion will only occur when adequate funds are available and the Company can foresee a positive return on its investment. (See Part 1, Item 2 Management's Discussion and Analysis or Plan of Operation").

         Much of the discussion contained in this section is "forward looking", as the term is identified in, or contemplated by, Section 21E of the Exchange Act. Actual results may materially differ from the Company's plans as currently contemplated. Information concerning all the factors associated with the

Company is set forth in this Item 1 and in Items 2 and 3 below. FOR A COMPLETE UNDERSTANDING OF SUCH FACTORS, THIS ENTIRE DOCUMENT, INCLUDING THE FINANCIAL STATEMENTS AND THEIR ACCOMPANYING NOTES, SHOULD BE READ IN ITS ENTIRETY.

DEVELOPMENT OF THE CIGAR KING CONCEPT

a.       Industry Overview

         According to the Cigar Association of America ("Cigar Association"), approximately 280,000,000 premium cigars were sold in the United States alone in 1996, reflecting sales of $550,000,000 to $600,000,000, or $1.96 to $2.14 per cigar. The number of premium cigars sold in 1996 increased 67% over 1995. In units, premium cigars accounted for 6.4% of all cigars sold, but over 40% of the total retail dollars ($1,300,000,000) spent on cigars.

         Growth in the retail market for premium cigars has been aided by several factors, including the emergence of cigar evenings, the publication of the magazine "Cigar Aficionado", the recapture of the cigar's traditional image as a symbol of success, celebration and achievement, and the rise in self-indulgence.

         The availability of premium cigars is increasingly constrained by accelerating demand in the face of a worldwide shortage of premium cigar leaf tobacco.

         The retail market for premium cigars is highly fragmented. The market is characterized by hundreds of small, independent operators and small retail chains. No single chain in North America has a significant share of the retail market for premium cigars. The Company anticipates the retail market will become consolidated, with the emergence of a small number of larger companies in clear leadership positions.

b.       Cigar Smokers

         Smokers of premium cigars tend to be more highly educated and more affluent than the population at large. The magazine Cigar Aficionado ran an advertisement in the magazine "Direct" in February 1996 which reported that the average household income for its 150,000 readers was $148,000; the median income was $109,000; the average net worth was $ 1,100,000. Seventy-nine percent (79%) graduated from college and forty-nine percent (49%) took post-graduate courses. As for occupation, sixty-five percent (65%) were described as managerial/professional; seventeen percent (I 7%) were owner/president; twenty-four percent (24%) were either Chief Executive Officers, Chief Operating Officers or Chief Financial Officers. They smoked an average of eight cigars per week and spent an average of $4.10 per cigar. The average usually spent on premium cigars per week was $35.50. Seventy-three percent (73%) reportedly bought by the box.

         The Cigar Association estimates that there are more than 10,000,000 cigar smokers in the United States alone, many of them being occasional smokers. Less than four percent (4%) of all cigar smokers are women and they tend to smoke the premium cigars. The Cigar Association estimates that the regular cigar smoker smokes six to eight cigars per week, or about one per day. Many are occasional smokers who smoke about two or three premium cigars per month.

         Tinder Box International ("Tinder Box"), a franchiser, is the largest retailer of premium cigars, tobacco products, gifts and accessory products in North America with 108 franchised stores operating in 31 states, as at September 10, 1997. Tinder Box describes its core customer as:

         an adult male,  twenty-five to fifty-five years old; college  graduate;
         professional  or  business  executive;   income  level  of  $75,000  to
         $300,000; drives a $35,000+ luxury car.

         Further, Tinder Box states more than half its customers purchase their cigars by the box, smoke three to five cigars per day and spend more than $3 per cigar.

         According to Tinder Box, the Dominican Republic claims the top rank as the origin for most of its customers' everyday cigar - fifty-two percent (52%). Honduras is second at twenty-four percent (24%) and Jamaica is third at seventeen percent (17%). Surprisingly fourteen percent (l4%) of the survey group acknowledged that their everyday cigar was Cuban, in spite of the trade embargos. Cigars from the Canary Islands and Mexico rank next in order of popularity with ten percent (10%) and seven percent (7%) respectively.

         According to Tinder Box, the most important single attribute when buying a cigar, listed by fifty-one percent (51 %) of the survey respondents, is its size. The most popular size is a corona at five and one-half inches in length by a forty-two ring gauge, followed by a Lonsdale at six and one-half inches in length by a forty-two ring gauge. The third most popular is a double corona at six and one-half inches in length by a forty-eight ring gauge. The fourth is a Churchill at seven and one-half inches in length by a fifty ring gauge. The fifth is a Rothschild at four and one-quarter inches in length by a fifty ring gauge.

         Again, as mentioned above, the most important single attribute when buying a cigar, listed by fifty-one percent (51 %) of the Tinder Box survey respondents, is its size. Freshness is cited in forty-seven percent (47%) of the answers, and smoothness of taste is checked in thirty-eight percent (38%) of the questionnaires. Quality of construction is considered by thirty-eight percent (38%) of buyers and rich taste by thirty-four percent (34%). Other factors that between twenty percent (20%) and twenty-two percent (22%) of all buyers look for include brand name, full-bodied flavor and mildness. Price is only a consideration with fourteen percent (14%) of the respondents in the survey.

c.       Plan of Operations

         The Company's plan is to locate twenty-five Company-owned and operated Cigar King retail kiosks in the Greater Vancouver Area in a period of two years. The twenty-five kiosks will be centrally located and clustered in close proximity to achieve operating and marketing efficiencies and to enhance awareness of the Cigar King brand. The Company will locate the twenty-five kiosks in high-foot traffic, high-visibility, key intercept market locations. The Company intends to supplement its retail kiosk operations with direct mail and, in select settings, Cigar King humidified vending machines.

         The Company's start-up and expansion plan involves three phases:

         Phase I - the design, development, and test of the Cigar King kiosk prototype;

         Phase 11 - the opening of a further fourteen Cigar King kiosks; and,

         Phase III - the opening of a further ten, bringing the total number of Cigar King kiosks to twenty-five

         To complete Phase 1, the design, development, and test of the Cigar King kiosk prototype, the Company will require $150,000 (refer to "Liquidity and Capital Resources"). These funds will have to be either loaned from the directors, obtained through financing from a lending institutions or else obtained through the sale of the Company's capital stock.

d.       Product

         The Company will offer only the highest-quality cigars, stocking and displaying them in the Company's climate-controlled (King Climate Control - as more fully described below) kiosk merchandise display cases. Thirty types of premium cigars will be offered, along with a limited selection of premier cigar cutters, ashtrays, lighters, travel and pocket humidors, and cigar-related publications. The design of the Cigar King kiosk will be upscale, with emphasis on Cigar King branding and on maximizing cigar display. The kiosk design will reflect Cigar King's principal position, that of an expert and knowledgeable purveyor of premium cigars.

         The Cigar Association uses three criteria to define a premium cigar:

                  (i) made by hand;

                  (ii) consisting of all natural, long-filler tobacco; and,

                  (iii) retailing anywhere from $1.25 to more than $25 each.

         The Company will offer only premium cigars rated 80 or higher by Cigar Aficionado. Cigar Aficionado maintains a comprehensive Internet database of nearly 1,300 cigar ratings - every cigar the magazine has rated since the magazine's launch in September, 1992. All cigars in the database are scored on a 100-point scale: 95 to 100 - classic; 90 to 94 - outstanding; 80 to 89 very good to excellent; 70 to 79 - average to good commercial quality; and below 70 - not worth considering. Further, the database enables the user to profile cigars based not only on rating, but also: size; origin; brand; and price.

         Of the cigars rated 80 or higher, the Company will focus its efforts on procuring a selection of premium cigars based on size:

                  Corona (thirty-five percent [35%] of mix);
                  Lonsdale (twenty-five percent [25%] of mix);
                  Double Corona (twenty percent [20%] of mix);
                  Churchill (ten percent [10%] of mix); and, Rothschild (ten percent [10%] of mix).

         Within each size category, the Company will focus its efforts on procuring a selection of premium cigars based on origin:

                  Dominican Republic (fifty percent [50%] of mix); Honduras (twenty-five percent [25%] of mix);
                  Jamaica (fifteen percent [15%] of mix);
                  Canary Islands (ten percent [I0%] of mix); and, Mexico (ten percent [10%) of mix).

         The Company will price its cigars at the medium to high-end of the market. Half of the cigars offered will be priced between $2 to $5 per cigar; one-quarter will be priced between $5 to $10 per cigar; and one-quarter will be priced at $10 and over per cigar. In respect of each cigar type, the Company will sell the cigars individually, as well as by the box. Each type will be displayed by open box, and supported with professional signs describing the cigar's origin and flavor characteristics, as well as the Cigar Aficionado rating. Further, the kiosk merchandise display case climate will be controlled to ensure the cigars are perfectly maintained at 70 degrees Fahrenheit and 70% humidity (King Climate Control).

         The Company estimates approximately 600 types of premium cigars meet the Company's cigar selection criteria. The Company will offer a selection of approximately thirty.

         Although the availability of premium cigars is increasingly constrained by accelerating demand in the face of a worldwide shortage of premium cigar leaf tobacco, the Company believes there are adequate sources of supply of premium cigars to meet its expansion plans. Because the Company will offer a selection of approximately thirty cigar types, and that the Company estimates approximately 600 types of premium cigars meet the Company's cigar selection criteria, and that the Company is not committed to any one type in particular, if one were to become unavailable or prohibitively expensive, the Company could introduce another type with no significant impact.

e.       Cigar Accessories

         In addition to premium cigars, the Company will offer a limited selection of premium cigar cutters, ashtrays, lighters, travel and pocket humidors, and cigar-related publications.

f.       Retail Kiosks

         The Company will retail its premium cigars and premium cigar accessories through Company-owned and operated Cigar King kiosks. The Company estimates the kiosks will vary in size from approximately 50 to 75 square feet. Depending on the location, the kiosks will either be self-standing or built-out. The kiosk design will be upscale, with emphasis on Cigar King branding and on maximizing cigar display. The kiosk design will reflect Cigar King's principal position, that of an expert and knowledgeable purveyor of premium cigars.

         Retail kiosks located within downtown buildings will likely be open from 8 a.m. till 6 p.m., six days per week. Other kiosks, those located in shopping centers or airports, for example, will likely be open till 9 p.m. or later, seven days per week. The typical staff for one retail kiosk will consist of one full-time kiosk manager and two to three part-time employees. Each employee will be trained to be knowledgeable about premium cigars. Retail kiosk operations will be sales-driven, with training emphasis on customer service and on merchandising policy and procedure.

         The Company anticipates the retail kiosk, open a minimum of three months, will achieve annual sales of approximately $283,476, generating a kiosk-level operating contribution (profit) of approximately $42,627 (Refer to Page 75). The kiosk annual sales projection is equal to one-half (50%) of Tinder Box's 1996 average store sales of $5,669,500 (refer to Page 80).

g.       Direct Mail

         The Company intends to test and try direct mail, but only after the Cigar King kiosk prototype is proven (Phase 1). Direct mail sales are not reflected in the Company's forecasts or projections.

h.       Humidified Vending Machines

         The Company intends to test and try Cigar King humidified vending machines in select settings, but only after a minimum of ten Cigar King kiosks are opened and operating in downtown Vancouver. Humidified vending machine sales are not reflected in the Company's forecasts or projections.

STRATEGY

         Each element of the Company's strategy is designed to differentiate and reinforce the Cigar King brand and to engender a high degree of loyalty among Cigar King customers. The bases of the Company's strategy include:

Highest-Quality Cigars

         The Company will offer only premium cigars rated 80 or higher by Cigar Aficionado. Further, the kiosk merchandise display case climate will be controlled to ensure the cigars are perfectly maintained at 70 degrees Fahrenheit and 70% humidity (King Climate Control).

Cigars and Cigar Accessories Only

         To reinforce the Company's association with cigars, the Company will sell premium cigars and premium cigar accessories only.

Retail Kiosks

         The Company will retail its cigars through Company-owned and operated Cigar King kiosks. The small size of the kiosk, approximately 50 to 75 square feet, enables the kiosk to be located in non-traditional, key intercept market locations. Further, the small size translates into low-cost. Another benefit is the short time period required to open new sites. Lastly, if free-standing, the kiosk can be relocated if necessary.

Retail Kiosk Design

         The Cigar King kiosk design will be upscale, with emphasis on Cigar King branding and on maximizing cigar display. The kiosk design will reflect Cigar King's principal position, that of an expert and knowledgeable purveyor of premium cigars.

Retail Kiosk Merchandising

         The Company will display each cigar type by open box and support each with professional signs describing the cigar's origin and flavor characteristics, as well as the Cigar Aficionado rating. Packaging will display the Cigar King logo. The Company will aggressively promote King Climate Control, the Company's merchandise display case climate control. In addition, the Company will promote its cigar expertise and knowledge through kiosk signs and free-of-charge Cigar King brochures.

Retail Kiosk Operations

         Retail kiosk operations will be sales-driven, with emphasis on customer service and on merchandising policy and procedure.

Retail Kiosk Clustering

         The Company will centrally locate and cluster in close proximity the Cigar King kiosks to achieve operating and marketing efficiencies and to enhance awareness of the Cigar King brand.

Investment in Key Locations

         The Company allocates $20,000 per Cigar King kiosk for key intercept market location acquisition. The $20,000 is comprised of $5,000 for the production of the property manager proposal, which includes site-specific kiosk renderings, and $15,000 to incite the property manager to agree to the kiosk install and the terms of the tenancy agreement.

LOCATIONS

         The Company will identify the highest-visibility, highest-foot traffic key market intercept locations and acquire them where possible. The small size of the kiosk and its free-standing nature enables the kiosk to be installed in non-traditional locations. In many cases, the locations sought by the Company are build-outs, anchored by vacant nooks, crannies, or comers; and, as a result, the locations are not presently occupied, nor do retailers regard them as location opportunities in general.

         The Company's initial focus will be key market intercept locations within the retail malls that anchor the commercial high-rises in the downtown Vancouver core. The Company allocates $20,000 per kiosk for key location acquisition. The $20,000 is comprised of $5,000 for the production of the property manager proposal, which includes site-specific kiosk renderings, and $15,000 to incite the property manager to agree to the kiosk install and the terms of the tenancy agreement. The Company will pay a revenue royalty equal to 5% of the kiosk's sales, guaranteeing a minimum monthly royalty of $1,000.

The twenty-five kiosks will be central and in close proximity (Greater Vancouver
Area) to achieve operating and marketing efficiencies and to enhance awareness of the Cigar King brand.

COMPETITION

         Competition in the retail market for premium cigars is highly fragmented. In the North America, the market is characterized by hundreds of small, independent operators and small retail chains. Tinder Box, a franchiser, is the largest retailer of premium cigars, tobacco products, gifts and accessory products in North America with 108 franchised stores operating in 31 states.

         According to the Internet Cigar Group, the largest cigar-related Internet organization, there are eleven cigar outlets in Vancouver such as Havana Land of Cigars Ltd., Sheffield & Sons Tobacconists, Churchill Fine Cigars and many more. The list does not include retailers that offer cigars for sale on a limited basis; which would add another 55 outlets to the number given above. Each retailer listed is a single store, with the exception of for the ones noted above. None of the retailers operate kiosks. All of the retailers operate in-line stores. The list is derived from the Cigar, Cigarette & Tobacco - Retail directory in the Vancouver Yellow Pages, issued in August 1998.

         In addition to premium cigar retailers, the Company competes directly against all stores, restaurants, and clubs that sell premium cigars.

PROJECTED INCOME

         The projected yearly income statements for the three phases, reflecting kiosk sales at 50% Tinder Box 1996 average store sales, are as follows:

         (000'S)
                                 PHASE 1          PHASE 11          PHASE 111

         Revenue                  $283             $4,252             $7,087
         Operating Profit           43                639              1,066
         Corporate SG&A              -                213                354
         Pre-Tax Profit              -                427                711
         Number of Kiosks            1                 15                 25
         Phase Financing           150                750                500

RISK FACTORS

         There are certain inherent risks with the Cigar King concept from the point of view of the Company and its shareholders as follows:

o The premium cigar industry is highly competitive and has relatively few barriers to entry.

o The availability of premium cigars is increasingly constrained by accelerating demand in the face of a world-wide shortage of premium cigar leaf tobacco. The success of the Company's business plan is dependent in part on management's ability to procure high-quality premium cigars.

o The success of the Company's business plan is dependent in part on management's ability to identify and acquire suitable locations.

o The success of the Company's business plan is dependent in part on management's ability to secure adequate financing to fund Phases 11 and 111.

OTHER CONCEPTS

         The Company has not identified any other concepts and will concentrate its entire attention to the development of the Cigar King concept.

EMPLOYEES

         As at January 31, 1999, the Company did not have any employees either part time or full time. At this time the directors and officers do not devote full time to the activities of the Company.

         The Company is not a party to any employment contracts or collective bargaining agreements. The Company is considering the employment of a general manager whose duties will comprise the development and refining of the corporate strategies, the overall administration of the business including all aspects of location negotiations. In addition, the general manager will design and develop the Company's promotion and merchandising programs. Within a short time period subsequent to the Company receiving additional funding, the general manager will hire a site manager who will be responsible for setting standards for cigar handling, cigar merchandising, customer service, cleanliness and presentation as well as responsibilities for establishing a system of controlling cash, supplies and payroll. The responsibility for hiring, training and management of all staff associated with the kiosks will be under the control of the site manager.

ITEM 2.           MANAGEMENT'S DISCUSSION AND ANALYSIS
                  OR PLAN OF OPERATION

         The discussion contained in this Item 2 is "forward looking" as that term is contemplated by Section 21E of the Securities Exchange Act. Actual establishment of kiosks and the projected revenues derived therefrom may differ from the amounts shown in this report. Factors that could cause the development of the Company's concept to differ are described throughout this report.

PLAN OF OPERATION

         The Company plans to commence opening its kiosks in the Greater Vancouver Area. It is presently identifying suitable locations which comprise high traffic areas and a cigar-orientated clientele.

LIQUIDITY AND CAPITAL RESOURCES

         As at January 31, 1999, the Company had $64,957 of assets, and $4,000 of liabilities including cash or cash equivalents amounting to $14,957.

         The Company has no contractual obligations for either lease premises, employment agreements or commitments to acquire any asset of any nature.

         Design,   development,   inventory,   operational  and   administrative
estimated expenses of the Company for 1999 are projected to be approximately $150,000 allocated as follows:

                  Legal                                           $    5,000
                  Kiosk design                                        15,000
                  Kiosk manufacture and installations                 25,000
                  Property manager proposal                            5,000
                  Property manager signing                            15,000
                  Management fees                                     32,000
                  Promotion                                            5,000
                  Merchandising                                       10,000
                  Inventory                                           20,000
                  Operating working capital                           18,000
                                                                     -------
                           Total estimated expenses                $ 150,000
                                                                   =========

         Management  does  not  believe  the  Company's   operations  have  been
materially affected by inflation.


ITEM 3.           DESCRIPTION OF PROPERTY

         The Company's kiosk concept is its main property. A kiosk will either be a free standing vending humidor which will require no employees present or an employee-manned kiosk.

         If the kiosk is a free standing humidor it will be approximately 76 inches in height, 31 inches in width and 32 inches in depth. It will weigh approximately 500 pounds and be purified deionized water cooled to maintain the freshness of the cigars. In addition, it is anticipated the free standing humidor will have a digital readout, a $5, $10 and $20 bill validation system and credit card validation system - Mastercard, Visa and American Express. The selection of cigars will be displayed at the front of the kiosk and a number coding system will allow for selection.

         The employee-manned kiosk will be larger in design than that of the free standing humidor since it will have a larger selection of cigars and offer for sale various cigar accessories. This type of kiosk will be designed in such a way as to create a pleasant looking effect upon the surrounding area and can be located in areas not normally large enough for regular retail space.

OFFICES

         The Company's executive offices are located at Suite 825-1200 West 73rd Avenue, Vancouver, British Columbia, Canada, V6P 6G5. The office is located in premises which are used by the President of the Company for other business interests. There is no charge to the Company for using this office.

OTHER PROPERTY

The Company does not own any other property other than the rights to the Cigar King concept.

ITEM 4.           SECURITY OWNERSHIP OF CERTAIN
                  BENEFICIAL OWNERSHIP AND MANAGEMENT

SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

         The following table sets forth certain information with respect to the beneficial ownership of each person who is known to the Company to be the beneficial owner of more than 5% of the Company's Common Stock as of January 31, 1999.


     (1)                           (2)                               (3)                     (4)
    Title                   Name and Address                  Amount and Nature            Percent
     of                      of Beneficial                     of Beneficial                of
    Class                        Owner                        Ownership (1),(2)           Class (2)
    -----                        ------                       -----------------           ---------
Common                   STEVEN BRUCE                              2,500,000                 23.73%
Shares                   269 Robson Place
                         Delta, British Columbia
                         Canada, V4M 3P3

Common                   MICHAEL WOLF                              1,500,000                 14.24%
Shares                   2101 - 1238 Melville Street
                         Vancouver, British Columbia
                         Canada, V3R 2L1



(1) As of January 31, 1999, there were 10,535,000 common shares outstanding. Unless otherwise noted, the security ownership disclosed in this table is of record and beneficial.
(2) Under Rule 13-d under the Exchange Act, shares not outstanding but subject to options, warrants, rights, conversion privileges pursuant to which such shares may be acquired in the next 60 days are deemed to be outstanding for the purpose of computing the percentage of outstanding shares owned by the persons having such rights, but are not deemed outstanding for the purpose of computing the percentage for such other persons.

SECURITY OWNERSHIP OF MANAGEMENT

         The following table sets forth certain information with respect to the beneficial ownership of each officer and director, and of all directors and executive officers as a group as of January 31, 1999.


     (1)                           (2)                               (3)                     (4)
    Title                   Name and Address                  Amount and Nature            Percent
     of                      of Beneficial                     of Beneficial                of
    Class                        Owner                        Ownership (1),(2)           Class (2)
    -----                        ------                       -----------------           ---------
Common                   STEVEN BRUCE                              2,500,000 (3)             23.73%
Shares                   269 Robson Place
                         Delta, British Columbia
                         Canada, V4M 3P3


Common                  MICHAEL WOLF                              1,500,000 (3)             14.24%
Shares                  2101 - 1238 Melville Street
                        Vancouver, British Columbia
                        Canada, V3R 2L1

Common                  MICHAEL J. KENNAUGH                         500,000 (3)              4.75%
Shares                  42 - 2951 Panorama Drive
                        Coquitlam, British Columbia
                        Canada, V3E 2W3

                    All officers and directors as a               4,500,000                 42.72%
                        group (three persons)


(1)      As  of  January  31,  1999,   there  were   10,535,000   common  shares
         outstanding. Unless otherwise noted, the security ownership disclosed in this table is of record and beneficial.

8 Under Rule 13-d under the Exchange Act, shares not outstanding but subject to options, warrants, rights, conversion privileges pursuant to which such shares may be acquired in the next 60 days are deemed to be outstanding for the purpose of computing the percentage of outstanding shares owned by the persons having such rights, but are not deemed outstanding for the purpose of computing the percentage for such other persons.

(3) Mr. Bruce is President of the Company and one of the controlling shareholders. This stock is restricted since it was issued in compliance with the exemption from registration provided by Section 4
         (2) of the Securities Act of 1933, as amended. After this stock has been held for one (1) year, Mr. Bruce could sell a percentage of his shares every three months based on 1% of the outstanding stock. Therefore, this stock cannot be sold except in compliance with the provisions of Rule 144.

         Mr. Wolf is a Director and Secretary Treasurer of the Company and one of the controlling shareholders. This stock is restricted since it was issued in compliance with the exemption from registration provided by
         Section 4 (2) of the Securities Act of 1933, as amended. After this stock has been held for one (1) year, Mr. Wolf could sell a percentage of his shares every three months based on 1% of the outstanding stock. Therefore, this stock cannot be sold except in compliance with the provisions of Rule 144.

         Mr. Kennaugh is a Director of the Company. This stock is restricted since it was issued in compliance with the exemption from registration provided by Section 4 (2) of the Securities Act of 1933, as amended. After this stock has been held for one (1) year, Mr. Kennaugh could sell a percentage of his shares every three months based on 1% of the outstanding stock. Therefore, this stock cannot be sold except in compliance with the provisions of Rule 144.

ITEM 5.           DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

DIRECTORS AND EXECUTIVE OFFICERS

         The following table identifies the Company's directors and executive officers as of January 31, 1999. Directors are elected at the Company's annual meeting of stockholders and hold office until their successors are elected and qualified. The Company's officers are appointed annually by the Board of Directors and serve at the pleasure of the Board.

                                                                     Term as
                                                                    Director
       Name                        Position Held                     Expires
       ----                        -------------                     -------

Stephan Bruce                  President and Director              October 1999

Michael Wolf                   Secretary Treasurer and             October 1999
                                     Director

Michael J. Kennaugh            Director                            October 1999

         STEVEN BRUCE, 41, graduated from Simon Fraser University in 1981 with a Bachelor of Commerce degree in Economics. Since graduation he has been employed with New Generation Power Corp. as Vice-President and Chief Operational Officer. While employed with New Generation Power his duties included power contract negotiation, project financing and administration over all aspects of the accounting and financial functions. Subsequently Mr. Bruce became Vice-President and Chief Financial officer of Newgen Environmental Systems Inc., a company listed on the Alberta Stock Exchange ("Exchange") in Calgary, Alberta, Canada, and specialized in all aspects of the development of the company and in compliance reporting with the Exchange.

         MICHAEL WOLF, 40, graduated from High School and worked as a salesperson selling used cars for a number of years. For five years after Mr. Wolf left the used car business, he sold tax shelters for the movie industry. Recently he incorporated and became president of a company specializing in selling equipment to various law enforcement agencies in United States and Canada. This equipment comprised a type of gun which ejects a net out to control a party the police are pursuing.

         MICHAEL J. KENNAUGH, 57, graduated from the University of British Columbia with a degree in real estate appraisal. Subsequent to graduation he was employed by various real estate companies before starting his own real estate appraisal firm.

         None of the Directors or Executive Officers work full time for the Company, but intend to devote such time as their responsibilities require. None of the Company's Directors are currently directors of other companies registered under the Securities Act of 1934 although Mr. Wolf was formerly a director of Mandalay Capital Corp. and Mr. Kennaugh a director of Sweetbrier Resources Inc., both companies that are presently quoted on the OTC Bulletin Board under the names of Save the World Inc. and Dippy Foods Inc. respectively.

         There are no family relationships between the directors, executive officers or with any person under consideration for nomination as a director or appointment as an executive officer of the Company.

ITEM 6.           EXECUTIVE COMPENSATION

         None of the Company's executive officers have received compensation since the Company's inception.

         The following table sets forth compensation paid or accrued by the Company during the period ended January 31, 1999 to the Company's President and shows compensation paid to any other officers or directors.

                        SUMMARY COMPENSATION TABLE (1999)

                                                                     Long Term Compensation (US Dollars)
                                                                     -----------------------------------
                           Annual Compensation                            Awards                   Payouts
                           -------------------                            ------                   -------

           (a)                (b)         (c)           (e)          (f)           (g)          (h)          (i)
                                                       Other      Restricted                              All other
                                                      annual        stock       Options/       LTIP        compen-
     Name and Princi-                                  Comp.        awards         SAR        payouts      sation
       pal position           Year       Salary         ($)          ($)           (#)          ($)          ($)
       ------------           ----       ------         ---          ---           ---          ---          ---

Steven Bruce,                 1999        -0-           -0-          -0-           -0-          -0-          -0-
President and
     Director

Michael Wolf,                 1999        -0-           -0-          -0-           -0-          -0-          -0-
Secretary
     Treasurer and
     Director

Michael J. Kennaugh,          1999        -0-           -0-          -0-           -0-          -0-          -0-
Director



         There has been no compensation given to any of the Directors or Officers during 1998 and 1999. There are no stock options outstanding as at January 31, 1999 and no options have been granted in 1999, but it is contemplated that the Company may issue stock options in the future to officers, directors, advisers and future employees.

COMPENSATION OF DIRECTORS

         Members of the Board of Directors do not receive cash compensation for their services as Directors. Directors are not presently reimbursed for expenses incurred in attending Board meetings.

ITEM 7.           CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         The Company has never before filed a prospectus specified under Section 10(a) of the Securities Act of 1933 at this time. The Company raised funds as more fully described below.

Shares issued to Directors and Officers

         The directors and officers of the Company subscribed for 4,500,000 shares at $0.002 per share for a total consideration of $9,000. The breakdown of the shares are as follows:

                           Steven Bruce              2,500,000 common shares
                           Michael Wolf              1,500,000 common shares
                           Michael J. Kennaugh         500,000 common shares

         This stock is restricted since it was issued in compliance with the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. After this stock has been held for one year, the holders of these shares of the Company could sell a percentage of their shares every three months based on 1% of the outstanding stock in the Company. Therefore, this stock can be sold after the expiration of one year in compliance with the provisions of Rule 144. There are "stop transfer" instructions placed against this stock and a legend is imprinted on each stock certificate.

Shares issued to various corporate shareholders at $0.01 per share

         The Company accepted subscriptions from various corporate investors in the amount of 6,000,000 shares at a price of $0.01 per share for a total consideration of $60,000. None of these shareholders hold in excess of 5% of the shares of the Company. Rule 504 exemption was claimed for the 6,000,000 shares. Form D was filed with the United States Securities and Exchange Commission. This stock can be traded without restrictions. All these shareholders are resident outside of the United States and none are US corporations or affiliates thereto.

Offering Memorandum dated December 4, 1998

         Under the Offering Memorandum dated December 4, 1998 (refer to Exhibit 99(b)), the Company offered a maximum of 100,000 common shares at a price of $0.25 per share. The Company accepted subscriptions and subsequently issued share certificates to 27 individual shareholders who purchased 35,000 common shares at a price of $0.25 per share. This Offering Memorandum was not subject to any minimum subscription level. All shareholders are either friends, relatives or business associates of one or more of the directors.

         Rule 504 exemption was claimed and a Form D was filed with the United States Securities and Exchange Commission. This stock can be traded without restrictions provided persons owing less than 5% of the outstanding stock do so. All shareholders subscribing under the Offering Memorandum hold less than 5% of the issued and outstanding shares of the Company.

         All investors contacted decided to acquire shares in the stock of the Company. None refused.

         Certain parties interested in the Company's success have contributed and continue to contribute time, office space, telephone, and other expenses, without compensation or reimbursement.

         The directors of the Company are directors, officers, stockholders and employees of other companies but are not directors or officers of any companies presently in the cigar industry. Nevertheless, conflicts of interest may arise between their duties as directors of the Company and as directors and officers of other companies.

ITEM 8.           DESCRIPTION OF SECURITIES

         The Company's articles of incorporation currently provide that the Company is authorized to issue 200,000,000 shares of common stock, par value $0.001 per share. As at January 31, 1999, 10,535,000 shares were outstanding.

COMMON STOCK

         Each holder of record of the Company's common stock is entitled to one vote per share in the election of the Company's directors and all other matters submitted to the Company's stockholders for a vote. Holders of the Company's common stock are also entitled to share ratably in all dividends when, as, and if declared  by the  Company's  Board of  Directors  from funds  legally available therefor, and to share ratably in all assets available for distribution to the Company's stockholders upon liquidation or dissolution, subject in both cases to any preference that may be applicable to any outstanding preferred stock. There are no preemptive rights to subscribe to any of the Company's securities, and no conversion rights or sinking fund provisions applicable to the common stock.

         Neither the Company's articles of incorporation nor its bylaws provide for cumulative voting. Accordingly, persons who own or control a majority of the shares outstanding may elect all of the Board of Directors, and persons owning less than a majority could be foreclosed from electing any.

OPTIONS OUTSTANDING

         There are no outstanding options. It is the intention of the Board of Directors to grant stock options to directors, officers and future employees at some time in the future. At the present time no consideration has been given to the granting of stock options.

                                     PART 11

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

MARKET INFORMATION

         The Company's stock is not presently traded or listed on any public market. It is the Company's intention to seek a quotation on the NASD OTC Bulletin Board upon receipt of confirmation from the United States Securities and Exchange Commission that it is a reporting Company. To date no documents have been filed with the NASD Regulations Inc.

HOLDERS

         The number of record holders of the Company's common stock as at January 31, 1999 is 43.

DIVIDENDS

         The Company has never paid cash dividends on its common stock and does not intend to do so in the foreseeable future. The Company currently intends to retain any earnings for the operation and expansion of its business.

TRANSFER AGENT

         The Company's transfer agent is Nevada Agency & Trust Co., 50 West Liberty Street, Suite 880, Reno, Nevada, 89501.

ITEM 2.           LEGAL PROCEEDINGS

         There are no legal proceedings to which the Company is a party or to which its business is subject, nor to the best of management's knowledge are any material legal proceedings contemplated.

ITEM 3.           DISAGREEMENT WITH ACCOUNTANTS AND
                  FINANCIAL DISCLOSURE

         From inception to date, the Company's principal accountant is Andersen Andersen & Strong, L.C. of Salt Lake City, Utah. The firm's report for the period from inception to January 31, 1999 did not contain any adverse opinion or disclaimer, nor were there any disagreements between management and the Company's accountants.

ITEM 4.           RECENT SALES OF UNREGISTERED SECURITIES

         From inception through to January 31, 1999, the Company has issued and sold the following unregistered shares of its common stock (the aggregated value of all such offerings did not exceed US$1,000,000):

(i) Subscription of 4,500,000 shares by the Directors and Officers of the Company

         On November 20, 1998 the Company approved the issuance to its President, Steven Bruce, 2,500,000 common shares, to its Secretary Treasurer and Director, Michael Wolf 1,500,000 common shares and to its third director, Michael Kennaugh, 500,000 common shares, all at a price of $0.002 per share. This stock is restricted since it was issued in compliance with the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. After this stock has been held for one year, the Directors could sell within a three month period a percentage of their shares based on 1% of the outstanding stock in the Company. Therefore, this stock can be sold after the expiration of one year in compliance with the provisions of Rule 144. There are "stop transfer" instructions placed against this certificate and a legend has been imprinted on the stock certificate itself.

(ii)     Subscription for 6,000,000 shares at $0.01 per share

         On November 25, 1998, the Company accepted subscriptions from seven investors in the amount of 6,000,000 shares at a price of $0.01 per share. Rule 504 exemption was claimed for the 6,000,000 shares. Forms D was filed with the United States Securities and Exchange Commission. This stock can be traded without restrictions. None are related to the directors or officers or each other. All the shareholders live outside the United States and none are US citizens.

         Subsequent to the issuance of these shares the Company was advised by the six of the seven shareholders, noted above, that they had sold part of their shares to other shareholders in order to reduce their share position below 5%.

(iii)    Subscription for 35,000 shares at $0.25 per share

         The Company accepted subscriptions from 27 individual shareholders who purchased 35,000 common shares at a price of $0.25 per share under an Offering Memorandum dated December 4, 1998. Rule 504 exemption was claimed and Forms D was filed with the United States Securities and Exchange Commission. This stock can be traded without restrictions provided persons owing less than 5% of the outstanding stock do so.

All the shareholders subscribing for shares under the Offering Memorandum dated December 4, 1998 are located outside of the United States and none are US citizens. None hold in excess of 5% of the issued and outstanding shares of the Company.

ITEM 5.           INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 78.751 of the Nevada General Corporation Law allows the Company to indemnify any person who was or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, by reason of the fact that he or she is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee, or agent of any corporation, partnership, joint venture, trust, or other enterprise. The Company's bylaws provide that such person shall be indemnified and held harmless to the fullest extent permitted by Nevada law.

         Nevada law permits the Company to advance expenses in connection with defending any such proceedings, provided that the indemnitee undertakes to repay any such advances if it is later determined that such person was not entitled to be indemnified by the Company. The Company's by laws require that the Company advance such funds upon receipt of such an undertaking with respect to repayment.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in such act, and is therefore unenforceable.

                                    PART F/S

                              FINANCIAL STATEMENTS

         The following financial statements are filed with this Form 10-SB:

                                                                                 Page
                                                                                 ----
Report of Independent Certified Public Accountants                                 23
Financial Statements of CIGAR KING CORPORATION
    Balance Sheet as at January 31, 1999                                           24
    Statement of Operations for the Period from October 8, 1998 (Date
         of Inception) to January 31, 1999                                         25
    Statement of Changes in Stockholders' Equity for the Period from
         October  8,  1998  (Date  of  Inception)  to  January  31,  1999 26
    Statement of Cash Flows for the Period from October 8, 1998 (Date
         of Inception) to January 31, 1999                                         27
    Notes to Financial Statements                                                  28




ANDERSEN ANDERSEN & STRONG, L.C.                                     941 East 3300 South, Suite 220
Certified Public Accountants and Business Consultants Board             Salt Lake City, Utah, 84106
Member SEC Practice Section of the AICPA                                     Telephone 801-486-0096
                                                                                   Fax 801-486-0098
                                                                         E-mail Kandersen @ msn.com


Board of Directors
Cigar King Corporation
Vancouver B. C. Canada

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have audited the accompanying balance sheet of Cigar King Corporation (a development stage company) at January 31, 1999, and the statement of operations, stockholders' equity, and cash flows for the period from October 8, 1998 (date of inception) to January 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cigar King Corporation at January 31, 1999, and the results of operations, and cash flows for the period from October 8, 1998 (date of inception) to January 31, 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is in the development stage and will need additional working capital for its planned activity, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 5 . These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Salt Lake City, Utah                           /s/  "Andersen Andersen & Strong"
February 26, 1999

         A member of ACF International with affiliated offices worldwide

                             CIGAR KING CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                                JANUARY 31, 1999

================================================================================

ASSETS

CURRENT ASSETS

     Cash                                                             $  14,957
                                                                         ------

           Total Current Assets                                          14,957

OTHER ASSETS

      Rights to Cigar King concept- Note 3                               50,000
                                                                        -------

                                                                      $  64,957
                                                                        =======
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

      Accounts payable                                                $   4,000
                                                                          -----

            Total Current Liabilities                                     4,000
                                                                          -----
STOCKHOLDERS' EQUITY

Common stock

      200,000,000 shares authorized, at $0.001 par
      value; 10,535,000 shares issued and outstanding                    10,535

Capital in excess of par value                                           67,215

Deficit accumulated during the development stage                        (16,793)
                                                                        -------

Total Stockholders' Equity                                               60,957
                                                                        -------

                                                                       $ 64,957
                                                                         ======

   The accompanying notes are an integral part of these financial statements.

                             CIGAR KING CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF OPERATIONS
   FOR THE PERIOD FROM OCTOBER 8, 1998 (DATE OF INCEPTION) TO JANUARY 31, 1999

================================================================================


SALES                                                               $         -

EXPENSES                                                                 16,793

NET LOSS                                                            $   (16,793)
                                                                        =======


NET LOSS PER COMMON SHARE

     Basic                                                          $     (.002)
                                                                        =======

AVERAGE OUTSTANDING SHARES

     Basic                                                           10,535,000
                                                                     ==========



   The accompanying notes are an integral part of these financial statements.

                             CIGAR KING CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
             FOR THE PERIOD FROM OCTOBER 8,1998 (DATE OF INCEPTION)
                               TO JANUARY 31, 1999

================================================================================




                                                        COMMON STOCK           CAPITAL IN
                                                        ------------            EXCESS OF     ACCUMULATED
                                                     SHARES          AMOUNT     PAR VALUE       DEFICIT
                                                     ------          ------      ---------       -------
BALANCE OCTOBER 8, 1998 (date of inception)               -        $       -    $      -       $     -

Issuance of common stock for cash
  at $.002 - November 20, 1998                     4,500,000            4,500      4,500             -

Issuance of common stock for cash
  at $.01- November 25, 1998                       6,000,000            6,000     54,000             -

Issuance of common stock for cash
  at $.25 - December 4, 1998                          35,000               35      8,715             -

Net operating loss for the period from
    October 8, 1998 to January 31, 1999                    -                -          -       (16,793)
                                                  ----------         --------    --------      -------

BALANCE JANUARY 31, 1999                          10,535,000       $   10,535   $ 67,215      $(16,793)
                                                  ==========           ======     ======      =======




   The accompanying notes are an integral part of these financial statements.

                             CIGAR KING CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF CASH FLOWS
   FOR THE PERIOD FROM OCTOBER 8, 1998 (DATE OF INCEPTION) TO JANUARY 31, 1999

================================================================================



CASH FLOWS FROM
     OPERATING ACTIVITIES:

Net loss                                                              $ (16,793)

Adjustments to reconcile net loss to
    net cash provided by operating
    activities:

Changes in current assets and liabilities

    Accounts payable                                                      4,000

                                                                       --------

Net Cash From Operations                                                (12,793)
                                                                       ========

CASH FLOWS FROM INVESTING
    ACTIVITIES:

    Purchase of Rights to Cigar King concept                            (50,000)
                                                                       --------

CASH FLOWS FROM FINANCING
    ACTIVITIES:

       Proceeds from issuance of common stock                            77,750
                                                                         ------

Net Increase in Cash                                                     14,957

Cash at Beginning of Period                                                   -
                                                                         ------

Cash at End of Period                                                  $ 14,957
                                                                         ======


   The accompanying notes are an integral part of these financial statements.

                             CIGAR KING CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCLAL STATEMENTS

================================================================================

     1.   ORGANIZATION

     The Company was incorporated under the laws of the State of Nevada on October 8, 1998 with authorized common stock of 200,000,000 shares at $0.001 par value.

     The Company was organized for the purpose of engaging in the premium retail cigar sales. At the report date a cigar king concept has been acquired. (see Note 3).

     Since its inception the company has completed two Regulation D offerings of 6,035,000 shares of its common capital stock for cash.

     The Company is in the development stage.


     2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICILES

     Accounting Methods
     ------------------

     The Company recognizes income and expenses based on the accrual method of accounting.

     Dividend Policy
     ---------------

     The Company has not yet adopted a policy regarding payment of dividends.

     Income Taxes
     -------------

     The Company has elected a fiscal year ending September 30 and has not completed an operating period and therefore has not filed any income tax returns.

     Earning (Loss) Per Share
     -------------------------

     Earnings (loss) per share amounts are computed based on the weighted average number of shares actually outstanding using the treasury stock method in accordance with FASB statement No. 128.

     Cash and Cash Equivalents
     --------------------------

     The Company considers all highly liquid instruments purchased with a maturity, at the time of purchase, of less than three months, to be cash equivalents.

                             CIGAR KING CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

================================================================================

Foreign Currency Translation
-----------------------------

The transactions of the Company completed in Canadian dollars have been translated to US dollars. Assets and liabilities are translated at the year end exchange rates and the income and expenses at the average rates of exchange prevailing during the period reported on.

Financial Instruments
----------------------

The carrying amounts of financial instruments, including cash, mineral leases, and accounts payable, are considered by management to be their estimated fair values. These values are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

Estimates and Assumptions
--------------------------

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of the assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing these financial statements.


3.       PURCHASE OF RIGHTS TO CIGAR KING CONCEPT

On November 24, 1998 the company acquired the exclusive rights to market high quality cigars though a climate controlled kiosk merchandise display case, known as King Climate Control, by the payment of $50,000.

4.       RELATED PARTY TRANSACTIONS

Related parties have acquired 43% of the common stock issued for cash.

The officers and directors of the Company are involved in other business activities and they may, in the future, become involved in additional business ventures which also may require their attention. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has formulated no policy for the resolution of such conflicts.

                             CIGAR KING CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                    NOTES TO FINANCLAL STATEMENTS (CONTINUED)

================================================================================



5.        GOING CONCERN

Continuation of the Company as a going concern is dependent upon obtaining additional working capital and the management of the Company has developed a strategy, which it believes will accomplish this objective through additional equity funding, and long term financing, which will enable the Company to operate in the future.

Management recognizes that, if it is unable to raise additional capital, the Company cannot operate in the future.

                                    PART 111

ITEM 1.           INDEX TO EXHIBITS

EXHIBIT

   NO.

(2)      Charter and By-Laws
         (a) Articles of Incorporation of CIGAR KING CORPORATION filed October 8, 1998 (filed herewith, page 33)

         (b)      Bylaws (filed herewith, page 37)
(3)      Instruments Defining Rights of Securities Holders
         (a) Text of stock certificates for common stock (filed herewith, page 48)

(5)      Voting Trust Agreements
                  None
(6)      Material Contracts
         (a)      Not made in the ordinary course of business
                  (i) Transfer Agent and Registrar Agreement between Registrant and Nevada Agency & Trust Co., dated October 22, 1998 (filed herewith, page 49)
                  (ii) Agreement to Acquire 100% Interest in the Concept from Archer Investments dated November 24, 1998 (files herewith, page 52)

(10)     Consent of experts and counsel
         (i) Consent of Andersen Andersen & Strong, L.C., independent certified public accountants (filed herewith, page 59)
(11)     Statement re computation of per share earnings
                  Not applicable
(16)     Letter of change in certifying accountant
                  Not applicable
(21)     Subsidiaries of the Registrant
                  Not applicable
(24)     Power of Attorney
                  Note
(99)     Addition Exhibits
                  (a)   Business Plan (filed herewith, page 60)
                  (b)  Offering   Memorandum   dated  December  4,  1998  (filed
                       herewith, page 83)

ITEM 2.           DESCRIPTIONS OF EXHIBITS

                        [Attached, pages 33 through 110]

                                   SIGNATURES


         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                        CIGAR KING CORPORATION
                                                                (Registrant)


                                               by     /s/   STEVEN BRUCE
                                                   -----------------------------
                                                             Steven Bruce
                                                          President and Director


                                                   Dated:    March 8, 1999

                            ARTICLES OF INCORORATION
                                                               EXHIBIT NO. 2 (A)

                                       OF

                             CIGAR KING CORPORATION

                                    * * * * *

                   The undersigned, acting as incorporator, pursuant to the provisions of the laws of the State of Nevada relating to private corporations, hereby adopts the following Articles of Incorporation:

                   ARTICLE ONE. [NAME]. The name of the corporation is:

                             CIGAR KING CORPORATION

                   ARTICLE TWO. [RESIDENT AGENT]. The initial agent for service of process is Nevada Agency and Trust Company, 50 West Liberty Street, Suite 880, City of Reno, County of Washoe, State of Nevada 89501.

                   ARTICLE  THREE.  [PURPOSES].   The  purposes  for  which  the
corporation is organized are to engage in any activity or business not in conflict with the laws of the State of Nevada or of the United States of America, and without limiting the generality of the foregoing, specifically:

            1. [OMNIBUS] . To have to exercise all the powers now or hereafter conferred by the laws of the State of Nevada upon corporations organized pursuant to the laws under which the corporation is organized and any and all acts amendatory thereof and supplemental thereto.

           11. [CARRYING ON BUSINESS OUTSIDE STATE). To conduct and carry on its business or any branch thereof in any state or territory of the United States or in any foreign country in conformity with the laws of such state, territory, or foreign country, and to have and maintain in any state, territory, or foreign country a business office, plant, store or other facility.

            111. [PURPOSES TO BE CONSTRUED AS POWERS] . The purposes specified herein shall be construed both as purposes and powers and shall be in no wise limited or restricted by reference to, or inference from, the terms of any other clause in this or any other article, but the purposes and powers specified in each of the clauses herein shall be regarded as independent purposes and powers, and the enumeration of specific purposes and powers shall not be construed to limit or restrict in any manner the meaning of general terms or of the general powers of the corporation; nor shall the expression of one thing be deemed to exclude another, although it be of like nature not expressed.

                   ARTICLE FOUR. [CAPITAL STOCK]. The corporation shall have authority to issue an aggregate of TWO HUNDRED MILLION (200,000,000) Common Capital Shares, PAR VALUE ONE MILL ($0.001) per share for a total capitalization OF TWO HUNDRED THOUSAND DOLLARS ($200,000).

                   The holders of shares of capital stock of the corporation shall not be entitled to pre-emptive or preferential rights to subscribe to any unissued stock or any other securities which the corporation may now or hereafter be authorized to issue.

                   The corporation's capital stock may be issued and sold from time to time for such consideration as may be fixed by the Board of Directors, provided that the consideration so fixed is not less than par value.

                   The stockholders shall not possess cumulative voting rights at all shareholders meetings called for the purpose of electing a Board of Directors.

                   ARTICLE FIVE. [DIRECTORS]. The affairs of the corporation shall be governed by a Board of Directors of no more than eight (8) nor less than one (1) person. The names and addresses of the first Board of Director are:

                  NAME                                      ADDRESS
                  ----                                      -------

         Michael Kennaugh                            42 - 2951 Panorama Drive
                                                     Coquitlam, British Columbia
                                                     Canada, V3E 2W3

                   ARTICLE SIX. [ASSESSMENT OF STOCK]. The capital stock of the corporation, after the amount of the subscription price or par value has been paid in, shall not be subject to pay debts of the corporation, and no paid up stock and no stock issued as fully paid up shall ever be assessable or assessed.

                   ARTICLE SEVEN. [INCORPORATOR]. The name and address of the incorporator of the corporation is as follows:

         NAME                                  ADDRESS
         ----                                  -------

         Amanda Cardinalli                     50 West Liberty Street, Suite 880
                                               Reno, Nevada 89501

                   ARTICLE EIGHT. [PERIOD OF EXISTENCE]. The period of existence of the corporation shall be perpetual.

                   ARTICLE NINE. [BY-LAWS]. The initial By-laws of the corporation shall be adopted by its Board of Directors. The power to alter, amend, or repeal the By-laws, or to adopt new By-laws, shall be vested in the Board of Directors, except as otherwise may be specifically provided in the By-laws.

                   ARTICLE TEN. [STOCKHOLDERS' MEETINGS]. Meeting of stockholders shall be held at such place within or without the State of Nevada as may be provided by the By-laws of the corporation. Special meetings of the stockholders may be called by the President or any other executive officer of the corporation, the Board of Directors, or any member thereof, or by the record holder or holders of at least ten percent (10%) of all shares entitled to vote at the meeting. Any action otherwise required to be taken at a meeting of the stockholders, except election of directors, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by stockholders having at least a majority of the voting power.

                   ARTICLE ELEVEN . [CONTRACTS OF CORPORATION]. No contract or other transaction between the corporation and any other corporation, whether or not a majority of the shares of the capital stock of such other corporation is owned by this corporation, and no act of this corporation shall in any way be affected or invalidated by the fact that any of the directors of this corporation are pecuniarily or otherwise interested in, or are directors or officers of such other corporation. Any director of this corporation, individually, or any firm of which such director may be a member, may be a party to, or may be pecuniarily or otherwise interested in any contract or transaction of the corporation; provided, however, that the fact that he or such firm is so interested shall be disclosed or shall have been known to the Board of Directors of this corporation, or a majority thereof; and any director of this corporation who is also a director or officer of such other corporation, or who is so interested, may be counted in determining the existence of a quorum at any meeting of the Board of Directors of this corporation that shall authorize such contract or transaction, and may vote thereat to authorize such contract or transaction, with like force and effect as if he were not such director or officer of such other corporation or not so interested.

                   ARTICLE.TWELVE. [LIABILITY OF DIRECTORS AND OFFICERS]. No director or officer shall have any personal liability to the corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, except that this Article Twelve shall not eliminate or limit the liability of a director or officer for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or (ii) the payment of dividends in violation of the Nevada Revised Statutes.

               IN WITNESS WHEREOF, the undersigned incorporator has hereunto affixed her signature at Reno, Nevada this 7th day of October, 1998.

                                               by       /s/  "Amanda Cardinalli"
                                                     ---------------------------
                                                              AMANDA CARDINALLI

STATE OF NEVADA            }
                                            : SS.
COUNTY OF WASHOE           }

                   On the 7th day of October, 1998, before me, the undersigned, a NOTARY PUBLIC in and for the State of Nevada, personally appeared AMANDA CARDINALLI, known to me to be the person described in and who executed the foregoing instrument, and who acknowledged to me that she executed the same freely and voluntarily for the uses and purposes therein mentioned.

                   IN WITNESS WHEREOF, I have hereunto set my hand and affixed my official seal the day and year first above written.

                                          by       /s/   "Margaret Oliver"
                                                --------------------------------
                                                NOTARY PUBLIC

Residing in Reno, Nevada
My Commission Expires:
October 10, 1998

                                     BY LAWS

                                EXHIBIT NO. 2 (B)

                                       OF

                             CIGAR KING CORPORATION

                              A NEVADA CORPORATION

                                    ARTICLE I
                                    ---------

                                     OFFICES

SECTION 1. The registered office of this corporation shall be in the City of Reno, State of Nevada.

SECTION 2. The Corporation may also have offices at such other places both within and without the State of Nevada as the Board of Directors may from time to time determine or the business of the corporation may require.

                                    ARTICLE 2
                                    ---------

                            MEETINGS OF STOCKHOLDERS

SECTION 1. All annual meetings of the stockholders shall be held at the registered office of the corporation or at such other place within or without the State of Nevada as the Directors shall determine. Special meetings of the stockholders may be held at such time and place within or without the State of Nevada as shall be stated in the notice of the meeting, or in a duly executed waiver of notice thereof.

 SECTION 2. Annual meetings of the stockholders shall be held on the anniversary date of incorporation each year if not a legal holiday and, and if a legal holiday, then on the next secular day following, or at such other time as may be set by the Board of Directors from time to time, at which the stockholders shall elect by vote a Board of Directors and transact such other business as may properly be brought before the meeting.

SECTION 3. Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute or by the Articles of Incorporation, may be called by the President or the Secretary, by resolution of the Board of Directors or at the request in writing of stockholders owning a majority in amount of the entire capital stock of the corporation issued and outstanding and entitled to vote. Such request shall state the purpose of the proposed meeting.

SECTION 4. Notices of meetings shall be in writing and signed by the President or Vice-President or the Secretary or an Assistant Secretary or by such other person or persons as the Directors shall designate. Such notice shall state the purpose or purposes for which the meeting is called and the time and the place, which may be within or without this State, where it is to be held. A copy of such notice shall be either delivered personally to or shall be mailed, postage prepaid, to each stockholder of record entitled to vote at such meeting not less than ten nor more than sixty days before such meeting. If mailed, it shall be directed to a stockholder at his address as it appears upon the records of the corporation and upon such mailing of any such notice, the service thereof shall be complete and the time of the notice shall begin to run from the date upon which such notice is deposited in the mail for transmission to such stockholder. Personal delivery of any such notice to an officer of the corporation or association, or to any member of a partnership shall constitute delivery of such notice to such corporation, association or partnership. In the event of the transfer of stock after delivery of such notice of and prior to the holding of the meeting, it shall not be necessary to deliver or mail such notice of the meeting to the transferee.

SECTION 5. Business transactions at any special meeting of stockholders shall be limited to the purpose stated in the notice.

SECTION 6. The holders of a majority of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute or by the Articles of Incorporation. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcements at the meeting, until a quorum shall be presented or represented. At such adjourned meetings at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified.

SECTION 7. When a quorum is present or represented at any meeting, the vote of the holders of 10% of the stock having voting power present in person or represented by proxy shall be sufficient to elect Directors or to decide any question brought before such meeting, unless the question is one upon which by express provision of the statute or of the Articles of Incorporation, a different vote shall govern and control the decision of such question.

SECTION 8. Each stockholder of record of the corporation shall be entitled at each meeting of the stockholders to one vote for each share standing in his name on the books of the corporation. Upon the demand of any stockholder, the vote for Directors and the vote upon any question before the meeting shall be by ballot.

SECTION 9. At any meeting of the stockholders any stockholder may be represented and vote by a proxy or proxies appointed by an instrument in writing. In the event that any such instrument in writing shall designate two or more persons to act as proxies, a majority of such persons present at the meeting, or, if only one shall be present, then that one shall have and may exercise all the powers conferred by such written instruction upon all of the persons so designated unless the instrument shall otherwise provide. No proxy or power of attorney to vote shall be voted at a meeting of the stockholders unless it shall have been filed with the Secretary of the meeting when required by the inspectors of election. All questions regarding the qualifications of voters, the validity of proxies and the acceptance of or rejection of votes shall be decided by the inspectors of election who shall be appointed by the Board of Directors, or if not so appointed, then by the presiding officer at the meeting.

SECTION 10. Any action which may be taken by the vote of the stockholders at a meeting may be taken without a meeting if authorized by the written consent of stockholders holding at least a majority of the voting power, unless the provisions of the statute or the Articles of Incorporation require a greater proportion of voting power to authorize such action in which case such greater proportion of written consents shall be required.

                                    ARTICLE 3
                                    ---------

                                    DIRECTORS

SECTION 1. The business of the corporation shall be managed by its Board of Directors which may exercise all such powers of the corporation and do all such lawful acts and things as are not by statute or by the Articles of Incorporation or by these Bylaws directed or required to be exercised or done by the stockholders.

SECTION 2. The number of Directors which shall constitute the whole board shall be riot less than one and not more than eight. The number of Directors may from time to time be increased or decreased to not less than one nor more than eight by action of the Board of Directors. The Directors shall be elected at the annual meeting of the stockholders and except as provided in section 2 of this Article, each Director elected shall hold office until his successor is elected and qualified. Directors need not be stockholders.

SECTION 3. Vacancies in the Board of Directors including those caused by an increase in the number of Directors, may be filed by a majority of the remaining Directors, though less than a quorum, or by a sole remaining Director, and each Director so elected shall hold office until his successor is elected at the annual or a special meeting of the stockholders. The holders of a two-thirds of the outstanding shares of stock entitled to vote may at any time peremptorily terminate the term of office of all or any of the Directors by vote at a meeting called for such purpose or by a written statement filed with the Secretary or, in his absence, with any other officer. Such removal shall be effective immediately, even if successors are not elected simultaneously and the vacancies on the Board of Directors resulting therefrom shall only be filled from the stockholders.

                  A vacancy or vacancies on the Board of Directors shall be deemed to exist in case of death, resignation or removal of any Director, or if the authorized number of Directors be increased, or if the stockholders fail at any annual or special meeting of stockholders at which any Director or Directors are elected to elect the full authorized number of Directors to be voted for at that meeting.

                  The stockholders may elect a Director or Directors at any time to fill any vacancy or vacancies not filled by the Directors. If the Board of Directors accepts the resignation of a Director tendered to take effect at a future time, the Board or the stockholders shall have power to elect a successor to take office when the resignation is to become effective

                  No reduction of the authorized number of Directors shall have the effect of removing any Director prior to the expiration of his term of office.

                                    ARTICLE 4
                                    ---------

                        MEETING OF THE BOARD OF DIRECTORS

SECTION 1. Regular meetings of the Board of Directors shall be held at any place within or without the State which has been designated from time to time by resolution of the Board or by written consent of all members of the Board. In the absence of such designation regular meetings shall be held at the registered office of the corporation. Special meetings of the Board may be held either at a place so designated or at the registered office.

SECTION 2. The first meeting of each newly elected Board of Directors shall be held immediately following the adjournment of the meeting of stockholders and at the place thereof. No notice of such meeting shall be necessary to the Directors in order legally to constitute the meeting, provided a quorum be present. In the event such meeting is not so held, the meeting may be held at such time and place as shall be specified in a notice given as hereinafter provided for special meetings of the Board of Directors.

SECTION 3. Regular meetings of the Board of Directors may be held without call or notice at such time and at such place as shall from time to time be fixed and determined by the Board of Directors.

SECTION 4. Special meetings of the Board of Directors may be called by the Chairman or the President or by the Vice-President or by any two Directors. Written notice of the time and place of special meetings shall be delivered personally to each Director, or sent to each Director by mail or by other form of written communication, charges prepaid, addressed to him at his address as it is shown upon the records or if not readily ascertainable, at the place in which the meetings of the Directors are regularly held. In case such notice is mailed or telegraphed, it shall be deposited in the postal service or delivered to the telegraph company at least forty-eight (48) hours prior to the time of the holding of the meeting. In case such notice is delivered or taxed, it shall be so delivered or taxed at least twenty-four (24) hours prior to the time of the holding of the meeting. Such mailing, telegraphing, delivery or taxing as above provided shall be due, legal and personal notice of such Director.

SECTION 5. Notice of the time and place of holding an adjourned meeting need not be given to the absent Directors if the time and place be fixed at the meeting adjourned.

SECTION 6. The transaction of any meeting of the Board of Directors, however called and noticed or wherever held, shall be as valid as though transacted at a meeting duly held after regular call and notice, if a quorum be present, and if, either before or after such meeting, each of the Directors not present signs a written waiver of notice, or a consent of holding such meeting, or approvals of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records or made a part of the minutes of the meeting.

SECTION 7. The majority of the authorized number of Directors shall be necessary to constitute a quorum for the transaction of business, except to adjourn as hereinafter provided. Every act or decision done or made by a majority of the Directors present at a meeting duly held at which a quorum is present shall be regarded as the act of the Board of Directors, unless a greater number be required by law or by the Articles of Incorporation. Any action of a majority, although not at a regularly called meeting, and the record thereof, if assented to in writing by all of the other members of the Board shall be as valid and effective in all respects as if passed by the Board in regular meeting.

SECTION 8. A quorum of the Directors may adjourn any Directors meeting to meet again at stated day and hour; provided, however, that in the absence of a quorum, a majority of the Directors present at any Directors meeting, either regular or special, may adjourn from time to time until the time fixed for the next regular meeting of the Board.

                                    ARTICLE 5
                                    ---------

                             COMMITTEES OF DIRECTORS

SECTION 1. The Board of Directors may, by resolution adopted by a majority of the whole Board, designate one or more committees of the Board of Directors, each committee to consist of two or more of the Directors of the corporation which, to the extent provided in the resolution, shall and may exercise the power of the Board of Directors in the management of the business and affairs of the corporation and may have power to authorize the seal of the corporation to be affixed to all papers which may require it. Such committee or committees shall have such name or names as may be determined from time to time by the Board of Directors. The members of any such committee present at any meeting and not disqualified from voting may, whether or not they constitute a quorum, unanimously appoint another member of the Board of Directors to act at the meeting in the place of any absent or disqualified member. At meetings of such committees, a majority of the members or alternate members at any meeting at which there is a quorum shall be the act of the committee.

SECTION 2. The committee shall keep regular minutes of their proceedings and report the same to the Board of Directors.

SECTION 3. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if a written consent thereto is signed by all members of the Board of Directors or of such committee, as the case may be, and such written consent is filed with the minutes of proceedings of the Board or committee.

                                    ARTICLE 6
                                    ---------

                            COMPENSATION OF DIRECTORS

SECTION 1. The Directors may be paid their expenses of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as Director. No such payment shall preclude any Director from serving the corporation in any other capacity and receiving compensation therefore. Members of special or standing committees may be allowed like reimbursement and compensation for attending committee meetings.

                                    ARTICLE 7
                                    ---------

                                     NOTICES

SECTION 1. Notices to Directors and stockholders shall be in writing and delivered personally or mailed to the Directors or stockholders at their addresses appearing on the books of the corporation. Notices to Directors may also be given by fax and by telegram. Notice by mail, fax or telegram shall be deemed to be given at the time when the same shall be mailed.

SECTION 2. Whenever all parties entitled to vote at any meeting, whether of Directors or stockholders, consent, either by a writing on the records of the meeting or filed with the Secretary, or by presence at such meeting or oral consent entered on the minutes, or by taking part in the deliberations at such meeting without objection, the doings of such meeting shall be as valid as if had at a meeting regularly called and noticed, and at such meeting any business may be transacted which is not excepted from the written consent to the consideration of which no objection for want of notice is made at the time, and if any meeting be irregular for want of notice or such consent, provided a quorum was present at such meeting, the proceedings of said meeting may be ratified and approved and rendered likewise valid and the irregularity or defect therein waived by a writing signed by all parties having the right to vote at such meeting; and such consent or approval of stockholders may be by proxy or attorney, but all such proxies and powers of attorney must be in writing.

SECTION 3. Whenever any notice whatever is required to be given under the provisions of the statute, of the Articles of Incorporation or of these Bylaws, a waiver thereof in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

                                    ARTICLE 8
                                    ---------

                                    OFFICERS

SECTION 1. The officers of the corporation shall be chosen by the Board of Directors and shall be a President, a Secretary and a Treasurer. Any person may hold two or more offices.

SECTION 2. The Board of Directors at its first meeting after each annual meeting of stockholders shall choose a Chairman of the Board who shall be a Director, and shall choose a President, a Secretary and a Treasurer, none of whom need be Directors.

SECTION 3. The Board of Directors may appoint a Vice-Chairman of the Board, Vice-Presidents and one or more Assistant Secretaries and Assistant Treasurers and such other officers and agents as it shall deem necessary who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors.

SECTION 4. The salaries and compensation of all officers of the corporation shall be fixed by the Board of Directors.

SECTION 5. The officers of the corporation shall hold office at the pleasure of the Board of Directors. Any officer elected or appointed by the Board of Directors may be removed any time by the Board of Directors. Any vacancy occurring in any office of the corporation by death, resignation, removal or otherwise shall be filled by the Board of Directors.

SECTION 6. The CHAIRMAN OF THE BOARD shall preside at meetings of the stockholders and the Board of Directors, and shall see that all orders and resolutions of the Board of Directors are carried into effect.

SECTION 7. The VICE-CHAIRMAN shall, in the absence or disability of the Chairman of the Board, perform the duties and exercise the powers of the Chairman of the Board and shall perform other such duties as the Board of Directors may from time to time prescribe.

SECTION 8. The PRESIDENT shall be the chief executive officer of the corporation and shall have active management of the business of the corporation. He shall execute on behalf of the corporation all instruments requiring such execution except to the extent the signing and execution thereof shall be expressly designated by the Board of Directors to some other officer or agent of the corporation.

SECTION 9. The VICE-PRESIDENTS shall act under the direction of the President and in absence or disability of the President shall perform the duties and exercise the powers of the President. They shall perform such other duties and have such other powers as the President or the Board of Directors may from time to time prescribe. The Board of Directors may designate one or more Executive Vice-Presidents or may otherwise specify the order of seniority of the Vice-Presidents. The duties and powers of the President shall descend to the Vice-Presidents in such specified order of seniority.

SECTION 10. The SECRETARY shall act under the direction of the President. Subject to the direction of the President he shall attend all meetings of the Board of Directors and all meetings of the stockholders and record the proceedings. He shall perform like duties for the standing committees when required. He shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board of Directors, and will perform other such duties as may be prescribed by the President or the Board of Directors.

SECTION 11. The ASSISTANT SECRETARIES shall act under the direction of the President. In order of their seniority, unless otherwise determined by the President or the Board of Directors, they shall, in the absence or disability of the Secretary, perform the duties and exercise the powers of the Secretary. They shall perform other such duties and have such other powers as the President and the Board of Directors may from time to time prescribe.

12. SECTION The TREASURER shall act under the direction of the President. Section Subject to the direction of the President he shall have custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation and shall deposit all money and other valuable effects in the name and to the credit of the corporation in such depositories as may be designated by the Board of Directors. He shall disburse the funds of the corporation as may be ordered by the President or the Board of Directors, taking proper vouchers for such disbursements, and shall render to the President and the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of all his transactions as Treasurer and of the financial condition of the corporation.

                If required by the Board of Directors, the Treasurer shall give the corporation a bond in such sum and with such surety as shall be satisfactory to the Board of Directors for the faithful performance of the duties of his office and for the restoration to the corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the corporation.

SECTION 13. The ASSISTANT TREASURERS in order of their seniority, unless otherwise determined by the President or the Board of Directors, shall, in the absence or disability of the Treasurer, perform the duties and exercise the powers of the Treasurer. They shall perform such other duties and have such other powers as the President or the Board of Directors may from time to time prescribe.

                                    ARTICLE 9
                                    ---------

                              CERTIFICATES OF STOCK

SECTION 1. Every stockholder shall be entitled to have a certificate signed by the President or a Vice- President and the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary of the corporation, certifying the number of shares owned by him in the corporation. If the corporation shall be authorized to issue more than one class of stock or more that one series of any class, the designations, preferences and relative, participating, optional or other special rights of the various classes of stock or series thereof and the qualifications, limitations or restrictions of such rights, shall be set forth in full or summarized on the face or back of the certificate which the corporation shall issue to represent such stock.

SECTION 2. If a certificate is signed (a) by a transfer agent other than the corporation or its employees or (b) by a registrar other than the corporation or its employees, the signatures of the officers of the corporation may be facsimiles. In case any officer who has signed or whose facsimile signatures have been placed upon a certificate shall cease to be such officer before such certificate is issued, such certificate may be issued with the same effect as though the person had not ceased to be such officer. The seal of the corporation, or a facsimile thereof, may, but need not be, affixed to certificates of stock.

SECTION 3. The Board of Directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost or destroyed upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost or destroyed. When authorizing such issue of a new certificate or certificates, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost or destroyed certificate or certificates, or his legal representative, to advertise the same in such manner as it shall require and/or give the corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost or destroyed.

SECTION 4. Upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duty endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the corporation, if it is satisfied that all provisions of the laws and regulations applicable to the corporation regarding transfer and ownership of shares have been compiled with, to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

SECTION 5. The Board of Directors may fix in advance a date not exceeding  sixty
(60) days nor less than ten (IO) days preceding the date of any meeting of stockholders, or the date of the payment of any dividend, or the date of the allotment of rights, or the date when any change or conversion or exchange of capital stock shall go into effect, or a date in connection with obtaining the consent of stockholders for any purpose, as a record date for the termination of the stockholders entitled to notice of and to vote at any such meeting, and any adjournment thereof, or entitled to receive payment of any such dividend, or to give such consent, and in the such case, such stockholders, and only such stockholders as shall be stockholders of record on the date so fixed, shall be entitled to notice of and to vote as such meeting, or any adjournment thereof, or to receive such payment of dividend, or to receive such allotment of rights, or to exercise such rights, or to give such consent, as the case may be, notwithstanding any transfer of any stock on the books of the corporation after such record date fixed as aforesaid.

SECTION 6. The corporation shall be entitled to recognize the person registered on its books as the owner of the share to be the exclusive owner for all purposes including voting and dividends, and the corporation shall not be bound to recognize any equitable or other claims to or interest in such shares or shares on the part of any -other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Nevada.

                                   ARTICLE 10
                                   ----------

                               GENERAL PROVISIONS

SECTION 1. Dividends upon the capital stock of the corporation, subject to the provisions of the Articles of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property or in shares of the capital stock, subject to the provisions of the Articles of Incorporation.

SECTION 2. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the Directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends or for repairing and maintaining any property of the corporation, or for such other purpose as the Directors shall think conducive to the interests of the corporation, and the Directors may modify or abolish any such reserve in the manner in which it was created.

SECTION 3. All checks or demands for money and notes of the corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

SECTION 4. The fiscal year of the corporation shall be fixed by resolution of the Board of Directors.

SECTION 5. The corporation may or may not have a corporate seal, as may be from time to time determined by resolution of the Board of Directors. If a corporate seal is adopted, it shall have inscribed thereon the name of the corporation and the words "Corporate Seal" and "Nevada". The seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any manner reproduced.

                                   ARTICLE 11
                                   ----------

                                 INDEMNIFICATION

         Every person who was or is a party or is a threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or a person of whom he is the legal representative is or was a Director or officer of the corporation or is or was serving at the request of the corporation or for its benefit as a Director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest legally permissible under the General Corporation Law of the State of Nevada from time to time against all expenses, liability and loss (including attorney's fees, judgments, fines and amounts paid or to be paid in settlement) reasonably incurred or suffered by him in connection therewith. The expenses of officers and Directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the Director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person. Such right of indemnification shall not be exclusive of any other right which such Directors, officers or representatives may have or hereafter acquire and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law or otherwise, as well as their rights under this Article.

         The Board of Directors may cause the corporation to purchase and maintain insurance on behalf of any person who is or was a Director or officer of the corporation, or is or was serving at the request of the corporation as a Director or officer of another corporation, or as its representative in a partnership, joint venture. trust or other enterprise against any liability asserted against such person and incurred in any such capacity or arising out of such status, whether or not the corporation would have the power to indemnify such person.

         The Board of Directors may form time to time adopt further Bylaws with respect to indemnification and amend these and such Bylaws to provide at all times the fullest indemnification permitted by the General Corporation Law of the State of Nevada.

                                   ARTICLE 12
                                   ----------

                                   AMENDMENTS

SECTION 1. The Bylaws may be amended by a majority vote of all the stock issued and outstanding and entitled to vote at any annual or special meeting of the stockholders, provided notice of intention to amend shall have been contained in the notice of the meeting.

SECTION 2. The Board of Directors by a majority vote of the whole Board at any meeting may amend these Bylaws, including Bylaws adopted by the stockholders, but the stockholders may from time to time specify particulars of the Bylaws which shall not be amended by the Board of Directors.

APPROVED AND ADOPTED OCTOBER 22, 1998.

                          CERTIFICATE OF THE SECRETARY
                          ----------------------------

I, Michael Wolf, hereby certify that I am the Secretary of CIGAR KING CORPORATION, and the foregoing Bylaws, consisting of 8 pages, constitute the code of Bylaws of this company as duly adopted at a regular meeting of the Board of Directors of the corporation held on October 22, 1998.

IN WITNESS WHEREOF, I have hereunto subscribed my name on October 22, 1998.

    /s/ "Michael Wolf"
------------------------
Michael Wolf - Secretary

                                                                    Exhibit 3(a)

                NOT VALID UNLESS COUNTERSIGNED BY TRANSFER AGENT
               INCORPORATED UNDER THE LAWS OF THE STATE OF NEVADA

                           SPECIMEN STOCK CERTIFICATES


NUMBER                                                     CUSIP NO. 171788 10 2
                                                                          SHARES

                                   CIGAR KING

                   Authorized Common Stock: 200,000,000 Shares
                                Par Value: $0.001

THIS CERTIFIES THAT

IS THE RECORD HOLDER OF

                -Shares of CIGAR KING CORPORATION Common Stock -

transferable on the books of the Corporation in person or by duly authorized attorney upon surrender of this Certificate properly endorsed. This Certificate is not valid until countersigned by the Transfer Agent and registered by the Registrar.

                   Witness the facsimile seal of the Corporation and the facsimile of its duly authorized officers.

Dated:


-----------------------------------
             President


-----------------------------------
             Secretary



Not valid unless countersigned by transfer agent

                                                     Countersigned Registered:
                                                 NEVADA AGENCY AND TRUST COMPANY
                                               50 WEST LIBERTY STREET, SUITE 880
                                                       RENO, NEVADA, 89501


                                               By  -----------------------------
                                                        Authorized Signature

                                                               EXHIBIT 6 (a) (i)

                     TRANSFER AGENT AND REGISITRAR AGREEMENT
                     ---------------------------------------

      THIS AGREEMENT made and entered into this 22nd day of October, 1998, by and between:

NEVADA AGENCY AND TRUST COMPANY, 50 West Liberty Street, Suite 880, Reno, Nevada 89501, hereinafter called "TRANSFER AGENT," and

CIGAR KING CORPORATION, 1100 Melville Street, Suite #320, Vancouver, B.C. V6E 4A6, a Nevada corporation, hereinafter called "COMPANY."

              NOW THEREFORE, for valuable consideration and the mutual promises herein contained, the parties hereto agree as follows, to wit:

      1. [APPOINTMENT OF TRANSFER AGENT] The COMPANY hereby appoints TRANSFER AGENT as the Transfer Agent and Registrar for the COMPANY'S Common Stock, commencing on this 22nd day of October, 1998.

      2. [COMPANY'S DUTY] The COMPANY agrees to deliver to TRANSFER AGENT a complete up-to-date stockholder list showing the name of the individual stockholder, current address, the number of shares and the certificate numbers, it being specifically understood and agreed that the TRANSFER AGENT is not to be held responsible for any omissions or error, that may leave occurred prior to this Agreement whether on the part of the COMPANY itself or its previous transfer agent or agents. The COMPANY hereby agrees to indemnify TRANSFER AGENT in this regard.

       3. [STOCK CERTIFICATES] The COMPANY agrees to provide an adequate number of stock certificates to handle the COMPANY'S transfers oil a current basis. Upon receipt of TRANSFER AGENT'S request, the COMPANY agrees to furnish additional stock certificates as TRANSFER AGENT deems necessary considering the volume of transfers. The stork certificates shall be supplied at COMPANY'S cost. The TRANSFER AGENT agrees to order stock certificates from its printer upon request of the COMPANY.

      4. [TRANSFER AGENT DUTIES] TRANSFER AGENT agrees to handle the COMPANY'S transfers, record the same, and maintain a ledger, together with a file containing all correspondence relating to said transfers, which records shall be kept confidential and be available to the COMPANY and its Board of Directors, or to any person specifically authorized by the Board of Directors to review the records which shall be made available by TRANSFER AGENT during the regular business hours.

      5. [TRANSFER AGENT REGISTRATION] TRANSFER AGENT warrants that it is registered as a Transfer Agent with the United Stakes Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

      6. [STOCKHOLIDER LIST] From time to time, as necessary for Company stockholders meeting or mailings, the TRANSFER AGENT will certify and make available to the current, active stockholders list for COMPANY purposes. it is agreed that a reasonable charge for supplying such list will be made by TRANSFER AGENT to the COMPANY. It is further agreed that in the event the TRANSFER AGENT received a request or a demand from a stockholder or the attorney of agent for a stockholder, for a list of stockholders, the TRANSFER AGENT will serve notice of such request by certified mail to the COMPANY. The COMPANY will have forty-eight
(48) hours to respond in writing to the TRANSFER AGENT. If the COMPANY orders the TRANSFER AGENT to withhold delivery of a list of stockholders as requested, the TRANSFER AGENT agrees to follow the orders of the COMPANY. The COMPANY will then follow the procedure set forth in the Uniform Commercial Code to restrain the TRANSFER AGENT from making delivery of a stockholders list.

      7. [TRANSFER FEE] TRANSFER AGENT agrees to assess and collect from the person requesting a transfer and/or the transferror, a fee of Fifteen and No/100 dollars ($15.OO) for each stock certificate issued, except original issues of stock or warrant certificates, which fees shall be paid by the COMPANY. This fee may be decreased or increased at any time by the TRANSFER AGENT. This fee shall be the property of the TRANSFER AGENT.

      8. [ANNUAL FEE] The COMPANY agaves to pay the TRANSFER AGENT an annual fee of TWELVE HUNDRED DOLLARS ($1,200.00) each year. This fee reimburses the TRANSFER AGENT for the expense and time required to respond to the written and oral inquiries from brokers and the investing public, as well as maintaining the transfer books and records of the corporation. The annual fee will be due on 1st of July of each year and is subject to annual review.

      8 [TERMINATION] This Agreement may be terminated by either party given written notice of such termination to the other party at least ninety (90) days before the effective date. The TRANSFER AGENT shall return all of the transfer records to the COMPANY and its duties and obligations as TRANSFER AGENT shall cease at that time. The TRANSFER AGENT will be paid a Termination Fee of $1.00 per registered stockholder of the Company at the time the written termination notice is served.

     I0. [COMPANY STA'I'US] The COMPANY will promptly advise the TRANSFER AGENT of any changes or amendments to the Articles of Incorporation, any significant changes in corporate status, changes in officers, etc., and of all changes in filing status with the Securities and Exchange Commission, or any state entity, and to hold the, TRANSFER AGENT harmless from its failure to do so.

      II- [INDEMNIFICATION OF TRANSFER AGENT] The COMPANY agrees to indemnify and hold harmless the TRANSFER AGENT, from any and all loss, liability of damage, including reasonable attorneys' fees and expenses, arising out of, or resulting from the assertion against the TRANSFER AGENT of any claims, debts or obligations in connection with any of the TRANSFER AGENT'S duties as set forth in the Agreement, and specifically it is understood that the

TRANSFER AGENT shall have the right to apply to independent counsel at the COMPANY'S expense in following the COMPANY'S directions and orders.

      12. [COUNTERPARTS] This Agreement may be executed in any number of counterparts, each of which, when executed and delivered, shall be an original, but all such counterparts shall constitute one and the same instrument.

      13. [NOTICE] Any notice under this Agreement shall be deemed to have been sufficiently given if sent by registered or certified mail, postage prepaid, addressed as follows:

                           TO THE COMPANY:
                           Michael J. Kennaugh, Director
                           CIGAR KING CORPORATION
                           320 - 1100 Melville Street
                           Vancouver, B.C. V6E 4A6

                           TO THE TRANSFER AGENT:
                           NEVADA  AGENCY  AND  TRUST  COMPANY
                           50 West  Liberty Street, Suite 880 Reno,
                           Nevada 89501

      14. [MERGER CLAUSE] This Agreement supersedes all prior agreements and understandings between the parties and may not be changed or terminated orally, and no attempted change, termination or waiver of any of the provisions hereof shall binding unless in writing and signed by the parties hereto.

    15. [GOVERNING LAW] This Agreement shall be governed by and construed in accordance with the laws of the State of Nevada.

   THIS AGREEMENT has been executed by the parties hereto as of the day and year 1st above written, by the duly authorized officer or officers of said parties, and the same will be binding upon the assigns and successors in interest of the parties hereto.

                                            NEVADA AGENCY AND TRUST COMPANY
                                            TRANSFER AGENT

                                            BY     /S/   "AMANDA CARDINALLI"
                                               -------------------------------
                                               AMANDA CARDINALLI, VICE PRESIDENT

                                            CIGAR KING CORPORATION
                                            COMPANY

                                            BY    /S/  "MICHAEL J. KENNAUGH"
                                               -------------------------------
                                                     MICHAEL J. KENNAUGH
                                                     DIRECTOR

                              AGREEMENT TO ACQUIRE

                                100% INTEREST IN

                                   THE CONCEPT

             THIS AGREEMENT made on this 24th day of November, 1998

BETWEEN:

         ARCHER INVESTMENTS INC., a Niue corporation with offices at No. 2 Commercial Centre Square, Alofi, Niue

         (known herein as "Archer")

                                                               ON THE FIRST PART
AND:

         CIGAR KING CORPORATION, a Nevada corporation with offices at 880 - 50 West Liberty Street, Reno, Nevada, USA, 89501

         (known herein as "Cigar King")

                                                              ON THE SECOND PART
WHEREAS:

A. Archer has developed a concept for selling cigars through a kiosk system (herinafter called "Concept") and wished to sell these rights to Cigar King; and

B. Cigar King wishes to purchase the rights, business plan and all other material from Archer under the terms and conditions set out below.

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the mutual covenants and agreements herein contained and the sum of One Dollar ($1.00) paid to Archer by Cigar King and the sum of One Dollar ($1.00) paid by Cigar King to Archer (the receipt of which are hereby acknowledged), the parties thereto agree as follows:

1.       DEFINITIONS

1.01 In this Agreement, including the recitals and schedules hereto, unless there is something in the subject matter or context inconsistent therewith, the following words and expressions shall have the following meanings:

(a) "AGREEMENT" means this Agreement to Acquire 100% Interest in the Cigar King Concept.

(b) "CIGAR KING" is the name to be give to the Concept under the terms of this Agreement.

(c) "CONCEPT" means the method by which the cigars and related items will be marketed - through a system of individual kiosks.

(d)  "INTEREST" means a one hundred percent (100%) in the rights to the Concept.

2.   REPRESENTATIONS, WARRANTIES AND COVENANTS

2.01 Archer represents and warrants to Cigar King that:

(a) it is a company duly incorporated, organized and validly subsisting under the laws of its incorporating jurisdiction;

(b) it has full power and authority to carry on its business and to enter into this Agreement and any agreement or instrument referred to or contemplated by this Agreement;

(c) neither the execution and delivery of this Agreement nor any of the agreements referred to herein or contemplated hereby, nor the consummation of the transactions hereby contemplated conflict with, result in the breach of or accelerate the performance required by, any agreement to which it is a party; and

(d) the execution and delivery of this Agreement and the agreements contemplated hereby will not violate or result in the breach of the laws of any jurisdiction applicable or pertaining thereto or of its constating documents.

2.02 Cigar King represents and warrants to Archer that:

(a) it is a company duly incorporated, organized and validly subsisting under the laws of its incorporating jurisdiction;

(b) it has full power and authority to carry on its business and to enter into this Agreement and any agreement or instrument referred to or contemplated by this Agreement;

(c) neither the execution and delivery of this Agreement nor any of the agreements referred to herein or contemplated hereby, nor the consummation of the transactions hereby contemplated conflict with, result in the breach of or accelerate the performance required by, any agreement to which it is a party; and

(d) the execution and delivery of this Agreement and the agreements contemplated hereby will not violate or result in the breach of the laws of any jurisdiction applicable or pertaining thereto or of its constating documents.

2.03 The representations, warranties and covenants hereinbefore set out are conditions on which the parties have relied in entering into this Agreement and shall survive the acquisition of any interest in the Claim by Archer and Cigar King and any loss, damage, cause of action and suits arising out of or in connection with any breach of any representation warranty, covenant, agreement or condition made by them and contained in this Agreement.

3.       TERMS AND CONDITIONS OF PURCHASE

3.01     On the part of Cigar King:

         a. Cigar King will acquire a one hundred percent (100%) interest in the Concept from Archer for the sum of fifty thousand dollars ($50,000) payable on or before December 31, 1998 by way of money order, draft or wire transfer to Archer's bank account;

         b. Cigar King will be granted the rights to use the name of "Cigar King" in any association with the Concept;

         c. Cigar King will be able to market the Concept anywhere in the world without Archer's approval;

         d. Cigar King will receive from Archer any reports, analysis, blueprints and documentation held by Archer relating to the developing, marketing and sale of the Concept; and

         e. Cigar King will save harmless Archer from any liabilities incurred subsequent to the sales by Archer of the Concept to Cigar King.

3.02     On the part of Archer:

         a. Archer will immediately upon receipt of the fifty thousand dollars ($50,000) payment from Cigar King send to Cigar King all information, reports, blueprints and other documentation it has in its possession;

         b. Archer will undertake to prepare and deliver to Cigar King a business plan under the name of "Cigar King";

         c. Archer will, upon payment, have no further rights or interest in the Concept;

         d. Archer will save harmless Cigar King from any and all legal actions, liabilities or encumbrances incurred prior to Cigar King making the required payment noted in (a) above; and

         e. Archer will not enter into any similar or related cigar concepts and will not participate in the development the Concept with any third parties.

4.       AREA  OF  INTEREST

4.01 In respect to this Agreement the area of interest is defined the entire world as mankind knows it today.


5.       TERMINATION  OF  AGREEMENT

5.01     This Agreement shall terminate:

(a)      if Cigar  King  fails to meet the terms and  conditions  in  paragraphs
         3.01; or

(c) if either Archer and/or Cigar King gives notice in writing to that effect that either and/or both of them wish to terminate the Agreement prior to the payment being made as set forth in 3.01 above.

6.       FORCE  MAJEURE

6.01 No party will be liable for its failure to perform any of its obligations under this Agreement due to a cause beyond its reasonable control (except those caused by its own lack of funds)including, but not limited to acts of God, fire, storm, flood, explosions, strikes, lockouts or other industrial disturbances, act of the public enemy, riots, laws, rules and regulations or orders of any duly constituted governmental authority, including environmental protection agencies, or nonavailability of materials or transportation.

6.02 All time limits imposed by this Agreement will be extended by a period of equivalent to the period of delay resulting from events described in paragraph 6.01 hereof but may not exceed ninety (90) days in total.

6.03 A party relying on the provisions of paragraph 6.01 hereof will take all reasonable steps to eliminate any of the events mentioned in 6.01 and, if possible, will perform its obligations under this Agreement as far as practical, but nothing herein will require such party to settle or adjust any labour dispute or to question or to test the validity of any law, rule, regulation or order of any duly constituted governmental authority or to complete its obligations under this Agreement if an event under 6.01 renders completion impossible.

7.       NOTICE

7.01 Any notice, direction, cheque or other instructions required or permitted to be given under this Agreement shall be in writing and may be given by the delivery of the same or by mailing the same by prepaid registered or certified mail or by sending the same by telegram, telex, telecommunication or other similar forms of communication including facsimile, in each case addressed to the intended recipient at the address of the respective party set out on the front page hereof.

7.02     Any notice,  direction,  cheque or other instrument  aforesaid will, if delivered, be deemed to have been given and received on the day it was delivered, and if mailed, be deemed to have been given and received on the fifth business day following the day of mailing, except in the event of a disruption of the postal service in which event notice will be deemed to be received only when actually received and, if sent by telegram, telex, fax machine, telecommunication or other similar form of communication, be deemed to have been given or received on the day it was so sent.

7.03 Any party may at any time give to the other notice in writing of any changes or address of the party giving such notice and from and after the giving of such notice the address or addresses therein specified will be deemed to be the address of such party for the purposes of giving notice hereunder.


8.       FURTHER  ASSURANCES

8.01 Each of the parties hereto shall from time to time and at all times do all such further acts and execute and deliver all further deeds and documents as shall be reasonably required in order to fully perform and carry out the terms of this Agreement. For greater certainty this section shall not be construed as imposing any obligation on any party to provide guarantees.


9.       ENTIRE  AGREEMENT

9.01 This Agreement embodies the entire agreement and understanding between Archer and Cigar King and supersedes all prior agreements and undertakings, whether oral or written, relative to the subject matter hereof.


10.      AMENDMENT

10.01 This Agreement may be changed orally but only by an agreement in writing, executed under seal, by the party or parties against which enforcement, waiver, change, modification or discharge is sought.


11.      ARBITRATION

11.01 If any question, differences or disputes shall arise between the parties in respect of any matters arising under this Agreement or in relation to the construction hereof the same shall be determined by the award of three arbitrators to be named as follows:

(a) the party sharing one side of the dispute shall name an arbitrator and give notice thereof to the pay sharing the other side of the dispute;

(b) the party sharing the other side of the dispute shall, within 14 days of receipt of the notice, name an arbitrator; and

(c) the two arbitrators so named shall, within 15 days of the naming of the latter of them, select a third arbitrator.

The decision of the majority of these arbitrators shall be made within 30 days after the selection of the latter of them. The expense of the arbitration shall be borne equally by Archer and Cigar King. If the parties on either side of the dispute fail to name an arbitrator within the time limit or proceed with the arbitration, the arbitrator named may decide the question. The place of arbitration shall be Reno, Nevada, United States.


12.      ENUREMENT

12.01 This Agreement shall enure to the benefit and be binding upon the parties hereto and their respective successors and permitted assigns.


13.      GOVERNING  LAW

13.01 This Agreement shall be governed by and interpreted in Cigar King with the laws of the State of Nevada.


14.      SEVERABILITY

14.01 If any one or more of the provisions contained herein shall be invalid, illegal or unenforceable in any respect in any jurisdiction, the validity, legality and enforceability of such provision shall not in any way be affected or impaired thereby in any other jurisdiction and the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.


15.      NUMBER  AND  GENDER

15.01 Words used herein importing the singular number only shall include the plural, and vice versa, and words importing the masculine gender shall include the feminine and neuter genders, and vice versa, and words importing persons shall include firms and corporations.


16.      HEADINGS

16.01 The division of this Agreement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

17.      CURRENCY

17.01    All references to currency are stated in United States dollars.


18.      TIME  OF  THE  ESSENCE


18.01    Time shall be of the essence in the performance of this Agreement.


IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day, month and year first above written.

THE COMMON SEAL OF ARCHER           )
INVESTMENTS INC. was hereunto       )
affixed in the presence of:         )
                                    )                          C/S
                                    )

       /c/  "Kelvin Smith"          )
-------------------------------
(Authorized Signatory)              )



THE COMMON SEAL OF CIGAR KING       )
CORPORATION was hereunto            )
affixed in the presence of:         )
                                    )                          C/S
                                    )
       /c/ "Steven Bruce"
--------------------------------    )
(Authorized Signatory)              )
                                    )
                                    )
      /c/ "Michael Kennaugh"        )
--------------------------------
(Authorized Signatory)              )


ANDERSEN ANDERSEN & STRONG, L.C.                                    941 East 3300 South, Suite 202
Certified Public Accountants and Business Consultants                  Salt Lake City, Utah, 84106
Member SEC Practice Section of the AIPCA                                    Telephone 801-486-0096
                                                                                  Fax 801-486-0098
                                                                            il KAndersen @ msn.com



                                                                                     Exhibit 10(i)



               CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

CIGAR KING CORPORATION

We hereby consent to the use of our report dated February 26, 1998, in the registration statement of Cigar King Corporation filed in form 10-SB in accordance with Section 12 of the Securities Exchange Act of 1934.

                                                      /s/ L. REX ANDERSEN
                                                ANDERSEN ANDERSEN & STRONG, L.C.

Salt Lake City, Utah
March 2, 1999

                                                                  EXHIBIT 99 (a)





                                   CIGAR KING


                                  BUSINESS PLAN

This Business Plan does not constitute an offer of securities; any investment in Cigar King will be negotiated between the parties.

By accepting this Business Plan, the recipient agrees to keep permanently confidential information contained herein or made available in connection with any further investigation of Cigar King.

This Business Plan shall not be photocopied, reproduced, or distributed to others at any time without the consent of Cigar King.

This Business Plan includes certain statements, estimates, and projections in respect of anticipated future performance. Such statements, estimates, and projections reflect various assumptions which may or may not prove to be correct.

September, 1998                                               Copy
                                                                    ------------

                                   CIGAR KING

                                  BUSINESS PLAN

                                 September 1998

                                      INDEX
                                      -----


                                    BUSINESS
Executive Summary                                                                    62

Business                                                                             64

                                     FINANCE

Phase I - Sources and Uses of Funds                                                  71

Phase I - Monthly Advances                                                           74

Phase I - Projected Income Statements - 50% Tinder Box 1996 Average                  75

Phase I - Projected Income Statements - Break-Even - 30.2% Tinder Box 1996 Average   78

Phases 11 & III - Projected Income Statements - % Tinder Box 1996 Average            79

                                EXECUTIVE SUMMARY

The Cigar King Corporation ("Cigar King" or "the Company") is a start-up company founded for the purpose of building a retail premium cigar business that purchases premium cigars and sells them, along with premium cigar accessories, through Company-owned and operated Cigar King retail kiosks. Management in the Company includes a senior-level manager with entrepreneurial start-up and growth company management experience. The Company's objective is to establish Cigar King as the leading purveyor of premium cigars in the Greater Vancouver Area.

The Company's plan is to locate twenty-five Company-owned and operated Cigar King retail kiosks in the Greater Vancouver Area in a period of two years. The twenty-five kiosks will be centrally located and clustered in close proximity to achieve operating and marketing efficiencies and to enhance awareness of the Cigar King brand. The Company will locate the twenty-five kiosks in high-foot traffic, high-visibility, key intercept market locations. The Company intends to supplement its retail kiosk operations with direct mail and, in select settings, Cigar King humidified vending machines.

The Company will offer only the highest-quality cigars, stocking and displaying them in the Company's climate- controlled (King Climate Control) kiosk merchandise display cases. Thirty types of premium cigars will be offered, along with a limited selection of premier cigar cutters, ashtrays, lighters, travel and pocket humidors, and cigar-related publications. The design of the Cigar King kiosk will be upscale, with emphasis on Cigar King branding and on maximizing cigar display. The kiosk design will reflect Cigar King's principal position, that of an expert and knowledgeable purveyor of premium cigars.

The Company's start-up and expansion plan involves three phases: Phase I - the design, development, and test of the Cigar King kiosk prototype; Phase 11 - the opening of a further fourteen Cigar King kiosks; and, Phase III - the opening of a further ten, bringing the total number of Cigar King kiosks to twenty-five. To complete Phase 1, the design, development, and test of the Cigar King kiosk prototype, the Company will require $150,000.

PROJECTED INCOME

The projected yearly income statements for the three phases, reflecting kiosk sales at 50% Tinder Box 1996 average store sales, are as follows:

         (000'S)

                                    PHASE 1          PHASE 11          PHASE 111

         Revenue                     $283             $4,252             $7,087
         Operating Profit              43                639              1,066
         Corporate SG&A                 -                213                354
         Pre-Tax Profit                 -                427                711

         Number of Kiosks               1                 15                 25
         Phase Financing              150                750                500

RISK FACTORS

o The premium cigar industry is highly competitive and has relatively few barriers to entry.

o The availability of premium cigars is increasingly constrained by accelerating demand in the face of a world-wide shortage of premium cigar leaf tobacco. The success of the Company's business plan is dependent in part on management's ability to procure high-quality premium cigars.

o The success of the Company's business plan is dependent in part on management's ability to identify and acquire suitable locations.

o The success of the Company's business plan is dependent in part on management's ability to secure adequate financing to fund Phases 11 and 111.

o The Company's current operations will be dependent on certain key individuals. A loss of the services of these individuals may impact operations.

                                    BUSINESS

 The Cigar King Company ("Cigar King" or "the Company") is a start-up company founded for the purpose of building a retail premium cigar business that purchases premium cigars and sells them, along with premium cigar accessories, through Company-owned and operated Cigar King retail kiosks. Management in the Company includes a senior-level manager with entrepreneurial start-up and growth company management experience. The Company's objective is to establish Cigar King as the leading purveyor of premium cigars in the Greater Vancouver Area.

The Company's plan is to locate twenty-five Company-owned and operated Cigar King retail kiosks in the Greater Vancouver Area in a period of two years. The twenty-five kiosks will be centrally located and clustered in close proximity to achieve operating and marketing efficiencies and to enhance awareness of the Cigar King brand. The Company will locate the twenty-five kiosks in high-foot traffic, high-visibility, key intercept market locations. The Company intends to supplement its retail kiosk operations with direct mail and, in select settings, Cigar King humidified vending machines.

The Company will offer only the highest-quality cigars, stocking and displaying them in the Company's climate-controlled (King Climate Control) kiosk merchandise display cases. Thirty types of premium cigars will be offered, along with a limited selection of premium cigar cutters, ashtrays, lighters, travel and pocket humidors, and cigar-related publications. The design of the Cigar King kiosk will be upscale, with emphasis on Cigar King branding and on maximizing cigar display. The design will reflect Cigar King's principal position, that of an expert and knowledgeable purveyor of premium cigars.

INDUSTRY OVERVIEW

The Cigar Association of America (the "Cigar Association") uses three criteria to define a premium cigar: i) made by hand; (ii) consisting of all natural, long-filler tobacco; and, (iii) retailing anywhere from $1.25 to more than $25 each.

According to the Cigar Association, approximately 280 million premium cigars were sold in the United States in 1996, reflecting sales of $550 to $600 million, or $1.96 to $2.14 per cigar. The number of premium cigars sold in 1996 increased 67% over 1995. In units, premium cigars accounted for 6.4% of all cigars sold, but over 40% of the total retail dollars ($1.3 billion) spent on cigars.

Growth in the retail market for premium cigars has been aided by several factors, including the emergence of cigar evenings, the publication of the magazine Cigar Aficionado, the recapture of the cigar's traditional image as a symbol of success, celebration and achievement, and the rise in self-indulgence.

The availability of premium cigars is increasingly constrained by accelerating demand in the face of a worldwide shortage of premium cigar leaf tobacco.

The retail market for premium cigars is highly fragmented. The market is characterized by hundreds of small, independent operators and small retail chains. No single chain in the United States has a significant share of the retail market for premium cigars. The Company anticipates the retail market will become consolidated, with the emergence of a small number of larger companies in clear leadership positions.

Cigar Smokers

Smokers of premium cigars tend to be more highly educated and more affluent than the population at large. The magazine Cigar Aficionado ("Cigar Aficionado") ran an advertisement in the magazine "Direct" in February 1996 which reported that the average household income for its 150,000 readers was $148,000; the median income was $109,000; the average net worth was $1.1 million. Seventy-nine percent (79%) graduated from college and forty-nine percent (49%) took post-graduate courses. As for occupation, sixty-five percent (65%) were described as managerial/professional; seventeen percent (I 7%) were owner/president; twenty-four percent (24%) were CEO/COO/CFO. They smoked an average of eight cigars per week and spent an average of $4.10 per cigar. The average usually spent on premium cigars per week was $35.50. Seventy-three percent (73%) reportedly stock up by the box.

The Cigar Association estimates that there are more than 10 million cigar smokers in the United States, many of them being occasional smokers. Less than four percent (4%) of all cigar smokers are women and they tend to smoke the premium cigars. The Cigar Association estimates that the regular cigar smoker smokes six to eight cigars per week, or about one per day. Many are occasional smokers who smoke about two or three premium cigars per month.

Tinder Box International ("Tinder Box"), a franchiser, is the largest retailer of premium cigars, tobacco products, gifts and accessory products in North America with 108 franchised stores operating in 3 1 states, as at September 10, 1997 (Exhibit 3). Tinder Box describes its core customer as: an adult male, twenty-five to fifty- five years old; college graduate; professional or business executive; income level of $75,000 to $300,000; drives a $35,000+ luxury car. Further, Tinder Box states more than half its customers purchase their cigars by the box, smoke three to five cigars per day and spend more than $3 per cigar.

According to Tinder Box, the Dominican Republic cams the top rank as the origin for most of its customers' everyday cigar - fifty-two percent (52%). Honduras is second at twenty-four percent (24%) and Jamaica is third at seventeen percent (17%). Surprisingly fourteen percent (l4%) of the survey group acknowledged that their everyday cigar was Cuban, in spite of the trade embargos. Cigars from the Canary Islands and Mexico rank next in order of popularity with ten percent (10%) and seven percent (7%) respectively.

According to Tinder Box, the most important single attribute when buying a cigar, listed by fifty-one percent (51%) of the survey respondents, is its size. The most popular size is a corona at five and one-half inches in length by a forty-two ring gauge, followed by a Lonsdale at six and one-half inches in length by a forty-two ring gauge. The third most popular is a double corona at six and one-half inches in length by a forty-eight ring gauge. The fourth is a Churchill at seven and one-half inches in length by a fifty ring gauge. The fifth is a Rothschild at four and one-quarter inches in length by a fifty ring gauge.

Again, the most important single attribute when buying a cigar, listed by fifty-one percent (51%) of the Tinder Box survey respondents, is its size. Freshness is cited in forty-seven percent (47%) of the answers, and smoothness of taste is checked in thirty-eight percent (38%) of the questionnaires. Quality of construction is considered by thirty-eight percent (38%) of buyers and rich taste by thirty-four percent (34%). Other factors that between twenty percent (20%) and twenty-two percent (22%) of all buyers look for include brand name, full-bodied flavor and mildness. Price is only a consideration with fourteen percent (14%) of the respondents in the survey.

STRATEGY

Each element of the Company's strategy is designed to differentiate and reinforce the Cigar King brand and to engender a high degree of loyalty among Cigar King customers. The bases of the Company's strategy include:

Highest-Quality Cigars

         The Company will offer only premium cigars rated 80 or higher by Cigar Aficionado. Further, the kiosk merchandise display case climate will be controlled to ensure the cigars are perfectly maintained at 70 degrees Fahrenheit and 70% humidity (King Climate Control).

Cigars and Cigar Accessories Only

         To reinforce the Company's association with cigars, the Company will sell premium cigars and premium cigar accessories only.

Retail Kiosks

         The Company will retail its cigars through Company-owned and operated Cigar King kiosks. The small size of the kiosk, approximately 50 to 75 square feet, enables the kiosk to be located in non-traditional, key intercept market locations. Further, the small size translates into low-cost. Another benefit is the short time period required to open new sites. Lastly, if free-standing, the kiosk can be relocated if necessary.

Retail Kiosk Design

         The Cigar King kiosk design will be upscale, with emphasis on Cigar King branding and on maximizing cigar display. The kiosk design will reflect Cigar King's principal position, that of an expert and knowledgeable purveyor of premium cigars.

Retail Kiosk Merchandising

         The Company will display each cigar type by open box and support each with professional signs describing the cigar's origin and flavor characteristics, as well as the Cigar Aficionado rating. Packaging will display the Cigar King logo. The Company will aggressively promote King Climate Control, the Company's merchandise display case climate control. In addition, the Company will promote its cigar expertise and knowledge through kiosk signs and free-of-charge Cigar King brochures.

Retail Kiosk Operations

         Retail kiosk operations will be sales-driven, with emphasis on customer service and on merchandising policy and procedure.

Retail Kiosk Clustering

         The Company will centrally locate and cluster in close proximity the Cigar King kiosks to achieve operating and marketing efficiencies and to enhance awareness of the Cigar King brand.

Investment in Key Locations

         The Company allocates $20,000 per Cigar King kiosk for key intercept market location acquisition. The $20,000 is comprised of $5,000 for the production of the property manager proposal, which includes site-specific kiosk renderings, and $15,000 to incite the property manager to agree to the kiosk install and the terms of the tenancy agreement.

CIGARS

The Company will offer only premium cigars rated 80 or higher by Cigar Aficionado. Cigar Aficionado maintains a comprehensive Internet database of nearly 1,300 cigar ratings - every cigar the magazine has rated since the magazine's launch in September, 1992. All cigars in the database are scored on a 100-point scale: 95 to 100 - classic; 90 to 94 - outstanding; 80 to 89 - very good to excellent; 70 to 79 - average to good commercial quality; and below 70 - not worth considering. Further, the database enables the user to profile cigars based not only on rating, but also: size; origin; brand; and price.

Of the cigars rated 80 or higher, the Company will focus its efforts on procuring a selection of premium cigars based on size: corona (thirty-five percent [35%] of mix); Lonsdale (twenty-five percent [25%] of mix); double corona (twenty percent [20%] of mix); Churchill (ten percent [10%] of mix); and, Rothschild (ten percent [10%] of mix). Within each size category, the Company will focus its efforts on procuring a selection of premium cigars based on origin: Dominican Republic (fifty percent [50%] of mix); Honduras (twenty-five percent [25%] of mix); Jamaica (fifteen percent [15%] of mix); Canary Islands (ten percent [10%] of mix); and, Mexico (ten percent [10%) of mix).

The Company will price its cigars at the medium to high-end of the market. Half of the cigars offered will be priced between $2 to $5 per cigar; one-quarter will be priced between $5 to $ 10 per cigar; and one-quarter will be priced at $10 and over per cigar. In respect of each cigar type, the Company will sell the cigars individually, as well as by the box. Each type will be displayed by open box, and supported with professional signs describing the cigar's origin and flavor characteristics, as well as the Cigar Aficionado rating. Further, the kiosk merchandise display case climate will be controlled to ensure the cigars are perfectly maintained at 70 degrees Fahrenheit and 70% humidity (King Climate Control).

The Company estimates approximately 600 types of premium cigars meet the Company's cigar selection criteria. The Company will offer a selection of approximately thirty.

CIGAR ACCESSORIES

In addition to premium cigars, the Company will offer a limited selection of premium cigar cutters, ashtrays, lighters, travel and pocket humidors, and cigar-related publications.


RETAIL KIOSKS

The Company will retail its premium cigars and premium cigar accessories through Company-owned and operated Cigar King kiosks. The Company estimates the kiosks will vary in size from approximately 50 to 75 square feet. Depending on the location, the kiosks will either be self-standing or built-out. The kiosk design will be upscale, with emphasis on Cigar King branding and on maximizing cigar display. The kiosk design will reflect Cigar King's principal position, that of an expert and knowledgeable purveyor of premium cigars.

Retail kiosks located within downtown buildings will likely be open from 8 a.m. till 6 p.m., six days per week. Other kiosks, those located in shopping centers or airports, for example, will likely be open till 9 p.m. or later, seven days per week. The typical staff for one retail kiosk will consist of one full-time kiosk manager and two to three part-time employees. Each employee will be trained to be knowledgeable about premium cigars. Retail kiosk operations will be sales-driven, with training emphasis on customer service and on merchandising policy and procedure.

The Company anticipates the retail kiosk, open a minimum of three months, will achieve annual sales of approximately $283,476, generating a kiosk-level operating contribution (profit) of approximately $42,627. The kiosk annual sales projection is equal to one-half (50%) of Tinder Box's 1996 average store sales of $5,669,500. The Company's estimated cost to develop the kiosk is $65,000, which includes kiosk manufacture and install costs, beginning inventory, and the $20,000 key location acquisition allowance.

DIRECT MAIL

The Company intends to test and try direct mail, but only after the Cigar King kiosk prototype is proven (Phase 1). Direct mail sales are not reflected in the Company's forecasts or projections.

HUMIDIFIED VENDING MACHINES

The Company intends to test and try Cigar King humidified vending machines in select settings, but only after a minimum of ten Cigar King kiosks are opened and operating in downtown Vancouver. Humidified vending machine sales are not reflected in the Company's forecasts or projections.

EXPANSION PLAN

The Company's expansion plan involves the opening of twenty-five Cigar King kiosks in the Greater Vancouver Area over a period of two years. The expansion plan is comprised of three phases:

Phase I

         Phase I is the design, development, and test of the Cigar King kiosk prototype. The design and development of the kiosk prototype, the acquisition of the kiosk location, the design and development of promotional and merchandising programs, and the procurement of cigars and cigar accessories, as well as the hiring and training of staff, will take three months from the date the Company receives the $150,000 in funding. The Cigar King kiosk prototype will be open in month 4.

Phase II

         Phase If involves the opening of a further fourteen Cigar King kiosks in downtown Vancouver, bringing the total number of Cigar King kiosks to fifteen, by month 16. Direct mail and humidified vending machines will be tested and tried in Phase 11.

Phase III

         Phase III involves the opening of a further ten Cigar King kiosks in the Greater Vancouver Area, bringing the total number of Cigar King kiosks to twenty-five, by month 24.

LOCATIONS

The Company will identify the highest-visibility, highest-foot traffic key market intercept locations and acquire them where possible. The small size of the kiosk and its free-standing nature enables the kiosk to be installed in non-traditional locations. In many cases, the locations sought by the Company are build-outs, anchored by vacant nooks, crannies, or comers; and, as a result, the locations are not presently occupied, nor do retailers regard them as location opportunities in general.

The Company's initial focus will be key market intercept locations within the retail malls that anchor the commercial high-rises in the downtown Vancouver core. The Company allocates $20,000 per kiosk for key location acquisition. The $20,000 is comprised of $5,000 for the production of the property manager proposal, which includes site-specific kiosk renderings, and $15,000 to incite the property manager to agree to the kiosk install and the terms of the tenancy agreement. The Company will pay a revenue royalty equal to 5% of the kiosk's sales, guaranteeing a minimum monthly royalty of $ 1,000.

The twenty-five kiosks will be central and in close proximity (Greater Vancouver
Area) to achieve operating and marketing efficiencies and to enhance awareness of the Cigar King brand.

COMPETITION

Competition in the retail market for premium cigars is highly fragmented. In the United States, the market is characterized by hundreds of small, independent operators and small retail chains. Tinder Box, a franchiser, is the largest retailer of premium cigars, tobacco products, gifts and accessory products in North America with I 08 franchised stores operating in 31 states, as at September 10, 1997.

According to the Internet Cigar Group, the largest cigar-related internet organization, there are sixteen premium cigar retailers in Vancouver, as listed in the Internet Cigar Group regional review - Vancouver Cigar Scene (Exhibit 2). The list does not include retailers that offer cigars for sale on a limited basis. Each retailer listed is a single store, with the exception of Smoke Plus, of which there are two. None of the retailers operate kiosks. All of the retailers operate in-line stores. The list is consistent with the Cigar, Cigarette & Tobacco - Retail directory in the Vancouver Metro Yellow Pages, through April 1998.

In addition to premium cigar retailers, the Company competes directly against all stores, restaurants, and clubs that sell premium cigars.

PRODUCT SUPPLY

Although the availability of premium cigars is increasingly constrained by accelerating demand in the face of a worldwide shortage of premium cigar leaf tobacco, the Company believes there are adequate sources of supply of premium cigars to meet its expansion plans. Because the Company will offer a selection of approximately thirty cigar types, and that the Company estimates approximately 600 types of premium cigars meet the Company's cigar selection criteria, and that the Company is not committed to any one type in particular, if one were to become unavailable or prohibitively expensive, the Company could introduce another type with no significant impact.

                                   CIGAR KING

                       PHASE I - SOURCES AND USES OF FUNDS

     SOURCE/USE                                                          AMOUNT

Equity Financing                                                        $150,000
                                                                         -------

                  Total Sources                                         $150,000
                                                                         -------
Legal                                                                   $  5,000

Kiosk Design                                                              15,000

Kiosk Manufacture & Install                                               25,000

Property Manager Proposal                                                  5,000

Property Manager Signing                                                  15,000

Management Fees                                                           32,000

Promotion                                                                  5,000

Merchandising                                                             10,000

Inventory                                                                 20,000

Operating Capital                                                         18,000
                                                                         -------

                  Total Uses                                            $150,000
                                                                         =======

                                   CIGAR KING

         PHASE I - NOTES AND HYPOTHESES TO THE SOURCES AND USES OF FUNDS

The hypotheses set out below are consistent with the purposes for which the information is presented, but cannot be determined to be the most probable under the prevailing conditions of uncertainty.

EQUITY FINANCING

To complete Phase 1, $150,000 in equity financing is required.

LEGAL

Legal expense is projected at $5,000, reflecting incorporation, immigration, and property manager agreement costs.

KIOSK DESIGN

Kiosk design expense is projected at $15,000.

KIOSK MANUFACTURE & INSTALL

Kiosk manufacture & install expense is projected at $25,000.

PROPERTY MANAGER PROPOSAL

Property manager proposal expense is projected at $5,000, reflecting graphic design, output and architectural rendering costs.

PROPERTY MANAGER SIGNING

Property manager signing expense is projected at $15,000, reflecting key location acquisition costs.

MANAGEMENT FEES

Management fees are projected at $32,000, reflecting the budget in aggregate for months 1 through 6.

PROMOTION

Promotion expense is projected at $5,000, reflecting grand opening promotion costs.

MERCHANDISING

Merchandising   expense  is   projected  at  $10,000,   reflecting   integrated,
professional display and product promotion program costs.

INVENTORY

Inventory expense is projected at $20,000, reflecting opening inventory.

OPERATING CAPITAL

Operating capital is projected at $18,000, reflecting start-up, accounting, training and other costs not included in other categories.

                                   CIGAR KING

                           PHASE I - MONTHLY ADVANCES

                                                              MONTH
         USE                        I        2       3        4        5        6       TOTAL

Legal                             3,000     2,500                                        5,000

Kiosk Design                      5,000     5,000   5,000                               15,000

Kiosk Manufacture
      & Install                            10,000  15,000                               25,000

Property Manager
      Proposal                              5,000                                        5,000
Property Manager
      Signing                              15,000                                       15,000

Management Fees          4,000    4,500     6,000   6,000    6,000    6,000             32,000

Promotion                                           1,500    3,500                       5,000

Merchandising                                       5,000    5,000                      10,000

Inventory                                          10,000   10,000                      20,000

Operating Capital        3,000    3,000     3,000   3,000    3,000    3,000             18,000
                         ------  -------   ------- -------  ------   ------             ------

         TOTAL          15,000   45,000    47,500  24,000    9,000    9,000            150,000
                        ======   ======    ======  ======    ======   =====            =======


                                   CIGAR KING

 PHASE I - PROJECTED INCOME STATEMENTS - 50% TINDER BOX 1996 AVERAGE STORE SALES

                                                                      OPERATING
                                                    YEAR       MONTH     DAY

Revenue                                           $283,476    $23,623    $906

Cost of Goods Sold                                 170,086     14,174     544

Gross Profit                                       113,390      9,449     362

Site Labor                                          46,640      3,887     149

Site Promotions                                      3,600        300      12

Site Operations                                      3,600        300      12

Revenue-Sharing                                     14,174      1,181      45

Depreciation & Amortization                          2,750        229       9

Operating Profit                                   $42,626     $3,552    $135

Number of Kiosks                                         1          1       1

                                   CIGAR KING

        PHASE I - NOTES AND HYPOTHESES TO THE PROJECTED INCOME STATEMENTS

The hypotheses set out below are consistent with the purposes for which the information is presented, but cannot be determined to be the most probable under the prevailing conditions of uncertainty.

GENERAL

The time estimated to design, build, locate and open the kiosk is 3 months. The projections do not reflect the kiosk start-up, the first 90 days of operating.

OPERATIONS

The kiosk is projected to be open from 8 a.m. till 6 p.m., six days per week.

REVENUE

As a percentage of Tinder Box International's 1996 Average Store Sales of $666,951, four kiosk revenue estimates are projected: 50% ($283,476) and the kiosk break-even revenue estimate of 30.2% ($171,475).

COST OF GOODS SOLD

Cost of goods sold is projected at 60% of revenue. Cost of goods sold is founded on Tinder Box International's published expected profit margins for premium cigars of 40% to 45%.

GROSS PROFIT

Gross profit is revenue less cost of goods sold. Gross profit is projected at 40% of revenue.

SITE LABOR

Labor expense is projected at $46,640 per year, reflecting kiosk salaries and benefits of $30,000 per year for one full-time kiosk manager, as well as $16,640 per year for part-time kiosk labor (32 hours per week at $10 per hour).

SITE PROMOTIONS

Site promotion expense is projected at $300 per month.

SITE OPERATIONS

Site operations expense is projected at $300 per month, reflecting insurance, office and other kiosk costs not included in other categories.

REVENUE-SHARING

Revenue-Sharing expense is projected at 5% of revenue, with minimum payments per month of $1,000.

DEPRECIATION & AMORTIZATION

Depreciation and amortization rates of 10% for kiosk manufacture & install (physical plant) and 2.5% for goodwill on property manager signing (location acquisition) have been applied.

                                   CIGAR KING

PHASE I-PROJECTED INCOME STATEMENTS - 30.2% TINDER BOX 1996 AVERAGE STORE SALES

                              (BREAK-EVEN ANALYSIS)


                                                                       OPERATING
                                                   YEAR       MONTH        DAY

Revenue                                          $171,475    $14,290       $548

Cost of Goods Sold                                102,885      8,574        329

Gross Profit                                       68,590      5,716        219

Site Labor                                         46,640      3,887        149

Site Promotions                                     3,600        300         12

Site Operations                                     3,600        300         12

Revenue-Sharing                                    12,000      1,000         38

Depreciation & Amortization                         2,750        229          8

Operating Profit                                       $0         $0         $0

Number of Kiosks                                        1          1          1

                                   CIGAR KING

 PHASE 11 - PROJECTED INCOME STATEMENTS - % TINDER BOX 1996 AVERAGE STORE SALES



                                              50%           45%           40%

Revenue                                   $4,252,140    $3,826,919    $3,401,700

Cost of Goods Sold                         2,551,290     2,296,151     2,041,020

Gross Profit                               1,700,850     1,530,768     1,360,680

Site Labor                                   699,600       699,600       699,600

Site Promotions                               54,000        54,000        54,000

Site Operations                               54,000        54,000        54,000

Revenue-Sharing                              212,610       191,346       180,000

Depreciation & Amortization                   41,250        41,250        41,250

Operating Profit                             639,390       490,572       331,830

Corporate SG&A                               212,607       191,346       170,085

Pre-Tax Profit                              $426,783      $299,226      $161,745

Number of Kiosks                                  15            15            15

Equity Financing                            $750,000      $750,000      $750,000

                                   CIGAR KING

 PHASE 111 - PROJECTED INCOME STATEMENTS - % TINDER BOX 1996 AVERAGE STORE SALES

                                                50%           45%           40%

Revenue                                   $7,086,900    $6,378,199    $5,669,500

Cost of Goods Sold                         4,252,150     3,826,919     3,401,700

Gross Profit                               2,834,750     2,551,280     2,267,800

Site Labor                                 1,166,600     1,166,600     1,166,600

Site Promotions                               90,000        90,000        90,000

Site Operations                               90,000        90,000        90,000

Revenue-Sharing                              354,350       318,910       300,000

Depreciation & Amortization                   68,750        68,750        68,750

Operating Profit                           1,065,675       817,020       552,450

Corporate SG&A                               354,345       318,910       382,365

Pre-Tax Profit                            $  711,330    $  498,110    $  161,745

Number of Kiosks                                  25            25            25

Equity Financing                          $  500,000    $  500,000    $  500,000

                                   CIGAR KING

    PHASES 11 & III - NOTES AND HYPOTHESES TO THE PROJECTED INCOME STATEMENTS

The hypotheses set out below are consistent with the purposes for which the information is presented, but cannot be determined to be the most probable under the prevailing conditions of uncertainty.

GENERAL

Phase 11 involves the opening of 14 additional kiosks, bringing the total to 15. The time estimated to build, locate and open the 14 kiosks is 12 months. Phase III involves the opening of a further 10, bringing the total to 25. The time estimated to build, locate and open the further 10 kiosks is 8 months. The projections do not reflect the kiosk start-ups, the first 90 days of operating.

OPERATIONS

The kiosks are projected to be open from 8 a.m. till 6 p.m., six days per week.

REVENUE

As a percentage of Tinder Box International's 1996 Average Store Sales of $566,951, three kiosk revenue estimates are projected: 50% ($283,476) (refer to Page 75).

COST OF GOODS SOLD

Cost of goods sold is projected at 60% of revenue. Cost of goods sold is founded on Tinder Box International's published expected profit margins for premium cigars of 40% to 45%.

GROSS PROFIT

Gross profit is revenue less cost of goods sold. Gross profit is projected at 40% of revenue.

SITE LABOR

Labor expense is projected at $46,640 per year per kiosk, reflecting kiosk salaries and benefits of $30,000 per year for one full-time kiosk manager, as well as $16,640 per year for part-time kiosk labor (32 hours per week at $10 per hour).

SITE PROMOTIONS

Site promotion expense is projected at $300 per month per kiosk.

SITE OPERATIONS

Site operations expense is projected at $300 per month per kiosk, reflecting insurance, office and other kiosk costs not included in other categories.

REVENUE-SHARING

Revenue-Sharing expense is projected at 5% of revenue, with minimum payments per month per kiosk of $1,000.

DEPRECIATION & AMORTIZATION

Depreciation and amortization rates of I0% for kiosk manufactures & installs (physical plant) and 2.5% for goodwill on property manager signings (location acquisition) have been applied.

CORPORATE SG&A

Corporate SG&A expense is projected at 5% of revenue, reflecting corporate salaries, as well as general and administrative costs.

EQUITY FINANCING

To complete Phase 11, $750,000 in equity financing (estimated) is required. To complete Phase III, $500,000 in equity financing (estimated) is required.

                                                                  EXHIBIT 99 (b)

                               OFFERING MEMORANDUM
                               (the "Memorandum")


                                (Corporate logo)



                                 (the "Issuer")

                                DECEMBER 4, 1998

--------------------------- ------------------- ------------- ------------------
                                NUMBER TO          PRICE
       DESCRIPTION              BE ISSUED        PER SHARE      GROSS PROCEEDS

--------------------------- ------------------- ------------- ------------------
--------------------------- ------------------- ------------- ------------------

          COMMON                 100,000           $ 0.25          $ 25,000

--------------------------- ------------------- ------------- ------------------

THIS MEMORANDUM CONSTITUTES AN OFFERING OF THESE SECURITIES ONLY IN THOSE JURISDICTIONS AND TO THOSE PERSONS WHERE AND TO WHOM THEY MAY BE LAWFULLY OFFERED FOR SALE. THE OFFERING CONTEMPLATED IN THIS MEMORANDUM IS NOT, AND UNDER NO CIRCUMSTANCES IS TO BE CONSTRUED AS, A PUBLIC OFFERING OF THE SECURITIES DESCRIBED HEREIN. NO SECURITIES COMMISSION OR SIMILAR REGULATORY AUTHORITY HAS IN ANY WAY PASSED UPON THE MERITS OF THE SECURITIES OFFERED HEREIN NOR HAS IT REVIEWED THIS MEMORANDUM AND ANY REPRESENTATION TO THE CONTRARY IS AN OFFENSE.

AS THE ISSUER IS NOT A REPORTING ISSUER THE SHARES WILL BE SUBJECT TO AN INDEFINITE HOLD PERIOD AND MAY NOT BE SOLD DURING THAT PERIOD UNLESS THE SALE IS MADE IN ACCORDANCE WITH THE PROVISIONS OF ALL APPLICABLE SECURITIES LAWS.

THERE CURRENTLY IS NO PUBLIC MARKET FOR THE SHARES AND THERE CAN BE NO ASSURANCE THAT ANY SUCH MARKET WILL EVER DEVELOP. THE OFFERING PRICE OF THE SHARES HAS BEEN DETERMINED ARBITRARILY BY THE ISSUER AND BEARS NO RELATIONSHIP TO THE FINANCIAL CONDITION, PROSPECTS, OR ASSETS OF THE ISSUER OR ANY OTHER RECOGNIZED CRITERIA OF VALUE.

THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK AND SHOULD BE PURCHASED ONLY BY PERSONS WHO CAN AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE "RISK FACTORS".

 SUITE 825 - 1200 WEST 73RD AVENUE, VANCOUVER, BRITISH COLUMBIA, CANADA, V6P 6G5

The Issuer reserves the right to accept or reject any subscriptions for Shares in whole or in part and in the event any subscriptions are rejected or accepted in part, the applicable amount of the subscription funds will be returned to the investor without interest or deduction.

This information presented in this Offering Memorandum has been prepared from information supplied by management of the Issuer and is being furnished solely for use by prospective investors in connection with this Offering. This Memorandum does not purport to be all inclusive or to contain all the information that a prospective investor may desire in investigating the Issuer. Each investor must conduct and rely on his own evaluation of the Issuer and the terms of the Memorandum, including the merits and risks involved, in making an investment decision with respect to the Shares.

The information contained in this Memorandum is confidential and proprietary to the Issuer and is being submitted to prospective investors solely for such investors' confidential use with the express understanding that, without the prior written permission of the Issuer, such persons will not release this document or discuss the information contained herein or make reproductions of or use this Memorandum for any purpose other than evaluating a potential investment in the Shares offered hereby. A prospective investor, by accepting delivery of this Memorandum, agrees to comply with this paragraph and promptly return to the Issuer this Memorandum and any other documents or information furnished if the prospective investor elects not to purchase any of the Shares offered hereby.

No person has been authorized to give any information other than contained in this Memorandum, or to make any representations in connection with the Memorandum made hereby, and if given or made, such other information or representations must not be relied upon as having been authorized by the Issuer.

The Shares offered hereby have not been and will not be registered under the United States Securities Act of 1933 (the "1933 ACT") or State securities laws and may not be offered for sale or resale, sold or resold or otherwise transferred or assigned, directly or indirectly, in the United States or to a US person, as defined by Regulation S under the 1933 Act, unless they are registered under the 1933 Act and applicable State securities laws or unless an exemption from such registration is available. Any representation to the contrary is unlawful.

PRIOR TO SUBSCRIBING, PROSPECTIVE PURCHASERS ARE ADVISED TO READ THE ENTIRE MEMORANDUM WHICH CONTAINS A COMPLETE COPY OF THE SUBSCRIPTION AGREEMENT. EACH PROSPECTIVE PURCHASER IS ALSO ENCOURAGED TO SEEK THE ADVICE OF HIS SOLICITOR, TAX CONSULTANT AND BUSINESS ADVISER WITH RESPECT TO THE LEGAL, TAX, AND BUSINESS ASPECTS OF THIS INVESTMENT. PROSPECTIVE PURCHASERS ARE NOT TO CONSTRUE THE CONTENTS OF THIS MEMORANDUM OR ANY OTHER COMMUNICATION FROM THE COMPANY OR ANY OF ITS AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE, AND NO REPRESENTATIONS OR WARRANTIES OF ANY KIND ARE INTENDED OR SHOULD BE INFERRED WITH

RESPECTS TO THE ECONOMIC RETURN OR OTHER VALUE OF AN INVESTMENT IN THE SHARES.

NAME  AND  INCORPORATION  OF  ISSUER
------------------------------------

The full name of the Issuer is Cigar King Corporation. The Issuer's head office and principal business address is located at Suite 825 - 1200 West 73rd Avenue, Vancouver, British Columbia, Canada, V6P 6G5. Its registered and records office is located at Suite 880, 50 West Liberty Street, Reno, Nevada, 89501.

The Issuer was incorporated under the laws of the State of Nevada on October 8, 1998

The Issuer is not a reporting issuer but will make application to obtain a quotation for its shares on the NASD OTC Bulletin Board.

DESCRIPTION  OF  SECURITIES

The Issuer is offering for sale through its own "best efforts" 100,000 Shares at a deemed price of $0.25 share to give gross proceeds of $25,000.

The Shares are subject to resale restrictions. See "Restrictions on Resale of Securities".

The authorized share capital of the Issuer is 200,000,000 shares with a par value of $0.001 per share. All common shares rank equally as to dividends, voting rights and as to any distribution of assets on winding-up or liquidation. There are no indentures or agreements limiting the payment of dividends and there are no preemptive rights, conversion rights, special liquidation rights, or subscription rights attached to any of the Shares. The Offering Price for the Shares offered under this Memorandum was established by the Issuer. The Offering Price for the Shares bears no necessary relationship to the Issuer's assets, book value, net worth or any other recognized criteria of value.

SHARES  AND  LOAN  CAPITAL  STRUCTURE
-------------------------------------

The share structure of the Issuer is as follows:


-------------------- -------------------- -------------------------- ------------------------------
DESIGNATION OF       AMOUNT               AMOUNT OUTSTANDING   AS    AMOUNT OUTSTANDING
SECURITY             AUTHORIZED           OF THE DATE HEREOF         IF ALL SECURITIES ARE SOLD
-------------------- -------------------- -------------------------- ------------------------------
-------------------- -------------------- -------------------------- ------------------------------
Common               200,000,000          10,500,000                 10,600,000

-------------------- -------------------- -------------------------- ------------------------------

The 10,500,000 shares outstanding as at the date of this Memorandum have been purchased as follows:

                  4,500,000 shares at $0.002 per share for gross proceeds of $9,000; and

                  6,000,000 shares at $0.01 per share for gross proceeds of $60,000.

There are no formal loan agreements outstanding as at the date of this Memorandum.

There is no minimum amount of funds to be raised through this Memorandum. There is no assurance that the Issuer will receive the maximum proceeds or a substantial amount of the proceeds from this Memorandum.

There is no responsibility for the Issuer to return any funds raised from this Memorandum and any funds so raised will be used as either exploration funds or as working capital for the Issuer depending upon the Shares issued. If the Issuer decides to return any funds to the Subscribers (the "Subscriber"), there will be no penalty imposed on the Issuer nor will there be any interest paid to the Subscriber during the period the funds were held by the Issuer. All funds received from this Memorandum will be held by the Issuer and used as general working capital. None of the proceeds from this issue will be held in trust at any time.

THIS OFFERING IS NOT SUBJECT TO ANY MINIMUM SUBSCRIPTION LEVEL, AND THEREFORE ANY FUNDS RECEIVED FROM A PURCHASER ARE AVAILABLE TO THE ISSUER AND NEED NOT BE REFUNDED TO THE PURCHASER.

PLAN  OF  DISTRIBUTION
----------------------

SUBSCRIPTION PROCEDURES

A person wishing to subscribe for Shares may so do by completing a Subscription Agreement (in the form attached hereto as Appendix A) and indicating that he is:

         (a) a sophisticated purchaser in that he has knowledge of the stock market and investment activities; or

         (b) fully aware that he is acquiring the shares based on no prospectus being filed with any regulatory body and that the Issuer is relying upon Regulation D, Rule 504.

Subscriptions for Shares are subject to acceptance by the Issuer and the Issuer reserves the right to reject any subscriptions or terminate the Memorandum at any time without notice. If a subscription is rejected the monies received by the Issuer for that subscription will be returned forthwith to the Subscriber without interest or deduction. No interest will be paid to the Subscriber pending acceptance or rejection of its subscription. A term of the Securities Subscription Agreement to be signed by the Subscriber will irrevocably authorize the Agent to close the subscription on behalf of each Subscriber. If a subscription is accepted, it will be accepted by the Issuer executing the Securities Subscription Agreement which has been signed by the Subscriber and dating the Securities Subscription Agreement as of the date of execution by the Issuer.

CLOSING OF MEMORANDUM

The Memorandum will be completed at one or more closings as subscriptions are accepted by the Issuer at which time the Issuer will issue and deliver the Shares for the subscriptions received.

EXEMPTION FROM PROSPECTUS REQUIREMENTS AND RESTRICTIONS ON RESALE OF SECURITIES
-------------------------------------------------------------------------------

The Issuer will be primarily relying upon exemption from prospectus as allowable under Regulation D, Rule 504. The Subscriber acknowledges that he is aware that there are certain advantages to the Issuer by relying on Rule 504:

         o the Issuer is not required to provide any specific information to investors;

         o        there is no limitation on the number of investors;

         o        investors need not meet the suitability standard; and

         o the prohibitions against solicitation and restrictions on resale is waived.

The Issuer, by making only a Rule 504 offering or an offering to only to accredited investors, is not required to furnish any specific information to Subscribers. Therefore, one of the significant advantages to an offering under Rule 504 is the avoidance of the time and cost of complying with the detail informational requirements of Rule 505 and 506 offerings when nonaccredited investors are present.

The Subscriber acknowledges that in subscribing to the Shares offered under this Memorandum that he realizes that:

         (a) no Securities Commission or similar regulatory authority has reviewed or passed on the merits of the Shares;

         (b)      there is no government or other insurance covering the Shares;

         (c)      the Subscriber may lose all of the investment made hereunder;

         (d) there are restrictions on the ability of the subscriber to resell the Shares and it is the Subscriber's responsibility to find out what those restrictions are and to comply with them before selling the Shares;

         (e) that the Subscriber will not receive a Prospectus because the Issuer has advised the Subscriber in this Memorandum that the Issuer is relying on Regulation D, Rule 504;

         (f) that since the Subscriber is not purchasing the Shares under Prospectus, the Subscriber will not have the civil remedies that otherwise would have been available to the Subscriber; and

         (g) the Issuer has advised the Subscriber that it is using an exemption from the requirements to sell through a registered dealer and, as a result, the Subscriber does not have the benefit of any protection that might have been available to the Subscriber by having a registered dealer act on the Subscriber's behalf.



SUBSCRIBERS RESIDENT IN  JURISDICTIONS OUTSIDE OF THE UNITED STATES
-------------------------------------------------------------------

The Shares offered hereunder may be offered in jurisdictions outside of the United States. Subscribers in such other jurisdictions may be requested by the Issuer to provide representations or to complete forms other than those contained in or contemplated by the Securities Subscription Agreement referred to under Appendix A, in order to ensure compliance with the applicable securities laws. The Issuer reserves the right to reject subscriptions from persons resident in jurisdictions on the basis that it is impossible or impractical to comply with the securities laws of such jurisdictions. Subscribers in such other jurisdictions should consult with their legal advisors to determine the extent of resale restrictions which may be applicable in those jurisdictions to the Shares offered hereunder.

RESALE RESTRICTIONS
-------------------

As there is no market for these Shares, it may be difficult or even impossible for the purchaser to resell them.

Further, the Issuer is not presently a reporting issuer under securities legislation in any jurisdiction and therefore, any resale of the Shares, unless an exemption is available, may be restricted.

The certificates for the Shares to be issued pursuant to the Memorandum may bear a legend disclosing the above restrictions on the resale. Therefore, the Shares are not suitable for investors who are not able to make a long term investment commitment. AS THERE IS NO MARKET FOR THESE SECURITIES, IT MAY BE DIFFICULT OR EVEN IMPOSSIBLE FOR THE PURCHASER TO SELL THEM.

ALL INVESTORS PURCHASING SECURITIES UNDER THIS MEMORANDUM SHALL CONSULT WITH THEIR LEGAL ADVISORS TO DETERMINE THE EXTENT OF RESALE RESTRICTIONS AND THE POSSIBILITIES OF UTILIZING ANY FURTHER STATUTORY EXEMPTIONS AVAILABLE IN THEIR RESPECTIVE JURISDICTIONS. INVESTORS SHOULD ALSO CONSULT WITH THEIR LEGAL ADVISORS PRIOR TO RE-SELLING ANY OF THE SECURITIES ACQUIRED BY THEM.

NATURE  OF  BUSINESS  OF  THE   ISSUER
--------------------------------------

The Issuer is a start-up company founded for the purpose of building a retail premium cigar business that purchases premium cigars and sells them, along with premium cigar accessories, through the Issuer-owned and operated retail kiosks.

ACQUISITION OF CONCEPT
----------------------

On November 24, 1998, the Issuer entered into an Agreement to Acquire 100% Interest in the Concept with Archer Investments Inc. whereby for the sum of $50,000 payable on or before December 31, 1998 the Issuer obtained a 100% interest in the rights to the use of the Concept. Upon payment of $50,000 Archer Investments Inc. must deliver all designs, blueprints, documents and other related material, if any, to the Issuer and has agreed not to participate in the development of any cigar-related concepts which are similar in nature. The payment has not yet been made to Archer

Investments Inc. but will be made upon receipt of a completed business plan prepared by Archer under the name of "Cigar King".

PLAN OF ACTION
--------------

The Issuer's plan is to locate twenty-five Company-owned and operated Cigar King retail kiosks in the Greater Vancouver area in a period of two years. The twenty-five kiosks will be centrally located and clustered in close proximity to achieving operating and marketing efficiencies and to enhance awareness of the Cigar King brand. The Issuer will located twenty-five kiosks in high-foot traffic, high-visibility, key intercept market locations. The Issuer intends to supplement its retail kiosk operations with direct mail and, in select settings, Cigar King humidified vending machines.

PRODUCTS OFFERED FOR SALE
-------------------------

The Issuer will offer only the highest-quality cigars, stocking and displaying them with the Issuer's climate-controlled (King Climate Control) kiosk merchandise display case. Thirty types of premium cigars will be offered, along with a limited selection of premium cigar cutters, ashtrays, travel and pocket humidors and cigar-related publications.

The  Issuer  will  offer  only  premium  cigars  rated  80 or  higher  by  Cigar
Aficionado. Cigar Aficionado maintains a comprehensive Internet database of nearly 1,300 cigar ratings - every cigar the magazine has rated since the magazine's launch in September, 1992. All cigars in the database are scored on a 100-point scale:
                                   95 to 100 - classic;
                                   90 - 94 - outstanding;
                                   80 to 89 - very good to excellent;
                                   70 to 79 - average to good commercial quality; and below 70 - not worth considering.

Of the cigars rated 80 or higher, the Issuer will focus its efforts on procuring a selection of premium cigars based on size:
                           Corona (thirty-five percent (35%) of mix);
                           Lonsdale (twenty-five percent (25%) of mix);
                           Double   Corona   (twenty   percent  (20%)  of  mix);
                           Churchill (ten percent (10%) of mix); and Rothchilds (ten percent (10%) of mix).

The Cigar Association of America (the "Cigar Association") uses three criteria to define a premium cigar:

                           1.  made by hand;

                           2.  consisting of all natural,  long-filler  tobacco;
                               and

                           3. retailing anywhere from $1.25 to more than $25 each.

PRICING OF CIGARS
-----------------

The Issuer will price its cigars at a medium to high-end of the market. Half of the cigars offered will be priced between $2 to $5 per cigar; one-quarter will be priced between $5 to $10 per cigar; and one-quarter will be priced at $10 and over per cigar. Cigars can be purchased either individually or in boxes.

INDUSTRY OVERVIEW
-----------------

According to the Cigar Association, approximately 280,000,000 premium cigars were sold in the United States in 1996, reflecting sales of $550,000,000 to $600,000,000, or $1.96 to $2.14 per cigar. The number of premium cigars sold in 1996 increased 67% over 1995. In units, premium cigars accounted for 6.4% of all cigars sold, but over 40% of the total retail dollars ($1,300,000,000) spent on cigars of all classes.

Growth in the retail market for premium cigars has been aided by several factors:

              []     the emergence of cigar evenings;
              []     the publication of the magazine Cigar Aficionado;
              []     the recapture of the cigar's traditional image of  a
                             symbol of success, celebration and achievement; and
              []     the rise in self-indulgence.

The Issuer estimates approximately 600 type of premium cigars with meet the Issuer's cigar selection criteria. The Issuer will offer a selection of approximately thirty.

KIOSK SYSTEM
------------

The Issuer will retail its cigars through Company-owned and operated Cigar King kiosks. The small size of the kiosk, approximately 50 to 75 square feet, enables the kiosk to be located in non-traditional, key intercept market locations. Further, the small size translates into low-cost. Another benefit is the short time period required to open new sites. Lastly, if free-standing, the kiosk can be relocated if necessary.

The Cigar King kiosk design will be upscale, with emphasis on Cigar King branding and on maximizing cigar display. The kiosk design will reflect Cigar King's principal position, that of an expert and knowledgeable purveyor of premium cigars.

The Issuer will display each cigar type by open box and support each with professional signs describing the cigar's origin and flavor characteristics, as well as the Cigar Aficionado rating.

Packaging will display the Cigar King logo. The Issuer will aggressively promote, King Climate Control, the Issuer's merchandise display case climate control. In addition, the Issuer will promote its cigar expertise and knowledge through kiosk sign and free-of-charge Cigar King brochures.

Retail kiosk operations will be sales-driven, with emphasis on customer service and on merchandising policy and procedures. Retail kiosks located within downtown buildings will likely be open from 8 a.m. till 6 p.m., six days a week. Other kiosks, those located in shopping centers or airports, for example, will likely be open till 9 p.m. or later, seven days a week. The typical staff of one retail kiosk will consist of one full-time kiosk manager and two to three part-time employees. Each employee will be trained to be knowledgeable about premium cigars. Retail kiosk operations will be sales-driven, with training emphasis on customer services and on merchandising policy and procedures.

PHASES OF EXPANSION
-------------------

The Issuer's start-up and expansion plan involves three phases:

         Phase 1 the design, development and testing of the Cigar King kiosk prototype;

         Phase 11    the opening of a further fourteen Cigar King kiosks; and

         Phase 111   the opening of a further ten, bringing the total number of
                     Cigar King kiosks to twenty five.


REQUIRED INVESTMENT IN KEY LOCATIONS
------------------------------------

The Issuer will allocate $20,000 per Cigar King kiosk for key intercept marketing location acquisition. The $20,000 is comprised of $5,000 for the production of property manager proposal, which includes site-specific kiosk renderings, and $15,000 to incite the property manager to agree to the kiosk install and the term of the tenancy agreement.

ANTICIPATED PROFITABILITY IN THE SHORT TERM
-------------------------------------------

The Issuer anticipates the retail kiosk, open a minimum of three months, will achieve annual sales of approximately $283,476, generating a kiosk-level operating contribution (profit) of approximately $42,627. The projected yearly income statements for the three Phases, as noted above, are as follows:

        (000'S)

                                                     PHASE 1  PHASE 11 PHASE 111

         Revenue                                     $  283   $4,252   $7,087
         Operating profit                                43      639    1,066
         Sales, general and administrative
                Expenses                                  -      213      354

         Pre-tax profit                                   -      427      711

         Number of Kiosks                                 1       15       25

         Estimated Phase financing                   $  150   $  750    $ 500


RISK  FACTORS
-------------

The securities offered hereunder must be considered speculative, generally because of the nature of the Issuer's business and its present stage of development. In particular, a prospective investor should consider carefully the following risk factors:

 1. The availability of premium cigars is increasing constrained by accelerating demand in the face of worldwide shortage of premium cigar leaf tobacco.

 2. The retail market for premium cigars is highly fragmented. The market is characterized by hundreds of small, independent operators and small retail chains. No single chain in North America has a significant share of the retail market for premium cigars.

 3. Society has adopted a hard stance at those that smoke. In some cities, laws have been passed to prohibit smoking in one's work place, restaurants and other public areas.

 4. The Issuer might not be able to induce landlords to provide it will the desirable locations required to increase its sales. The cost to locate the kiosk in certain locations might be prohibitive.

 5. The Issuer's current operations are dependent on attracting certain key individuals to assist in the development of the Cigar King concept. Any future loss of the services of these individuals may impact operations.

 6. Subscribers of the Shares have no individual legal representation with this Memorandum. Accordingly, Subscribers should consult with their own counsel prior to purchasing Shares.

 7. The Issuer has not, since incorporation, paid dividends and the Issuer has no plans, at this time, to pay dividends.

 8. The only present source of funds available to the Issuer is through the sale of equity shares. Even if the results of sales through the kiosk system is encouraging, the Issuer may not have sufficient funds to conduct is expansions plans and hence reduce its market share of its product. While additional working capital may be generated through the operation, there is no assurance that any such funds will be available.

 9. There is no public market for the Shares of the Issuer and there can be no assurance that an active public market for the Shares will develop or be sustained. In addition, the Shares of the Issuer are subject to various governmental and regulatory body rules which effect the liquidity of the Shares. As such the Shares may not be suitable for Subscribers who may need to liquidate their investment prior to the expiry of any hold periods.

10. As one or more of the directors or officers of the Issuer might have in the future an interest, direct or indirect, in other business ventures of a similar nature resulting in them not being able to devote their full time to the Issuer's business and conflicts of interest between such directors or officers and the Issuer might arise.

               THE SUBSCRIBER IS NOT LIABLE TO MAKE AN ADDITIONAL
                  CONTRIBUTION BEYOND HIS INITIAL INVESTMENT.


CORPORATE  INFORMATION
----------------------

NAME AND INCORPORATION

The Issuer was incorporated under the laws of the State of Nevada on October 8, 1998.

AUTHORIZED AND ISSUED CAPITAL

The authorized capital of the Issuer consists of 200,000,000 common shares with a par value of $0.001 per share. All the common shares of the Issuer rank equally in all respects.


USE  OF  PROCEEDS
-----------------

The Issuer expects to use the proceeds from this Offering to pay for certain costs relating to assisting the Issuer to obtain a quotation on the NASD OTC Bulletin Board. Such costs will include, but will not be limited to, the cost of having its records audited, a legal opinion being given on the tradeabliltiy of its shares, cost to prepare various documentation for submission to the regulatory authorities and other costs the directors in their absolute wisdom deem fit.

DIRECTORS, OFFICERS, PROMOTERS AND PERSONS HOLDING MORE THAN 10% OF THE ISSUED EQUITY SHARES
--------------------------------------------------------------------------------

DIRECTORS, OFFICERS AND PROMOTERS

The following are the full names, municipality of residence, positions with the Issuer and principal occupations with the preceding five years of the directors and officers of the Issuer.



======================================== =========================================== =================================
        NAME, MUNICIPALITY OF                                                               NUMBER OF SHARES
        RESIDENCE AND POSITION              PRINCIPAL OCCUPATIONS DURING                   BENEFICIALLY OWNED
         HELD IN THE ISSUER                      THE LAST FIVE YEARS                     DIRECTLY OR INDIRECTLY
======================================== =========================================== =================================
      STEVEN BRUCE (i)                   1992-1998 - Vice-President and                        2,500,000 (ii)
      Vancouver, B.C.                          Director, Newgen Environmental
      Canada                                   Systems
---------------------------------------- ------------------------------------------- ---------------------------------



      President and Director                            Inc.

---------------------------------------- ------------------------------------------- ---------------------------------

       Michael Wolf                      Self-employed for last five years                     1,500,000 (ii)
       Vancouver, B.C.                        in real estate, tax shelters
       Canada                                 and marketing of capture
       Secretary Treasurer and                devices for the police force.
       Director

---------------------------------------- ------------------------------------------- ---------------------------------

       MICHAEL KENNAUGH (i)              Self-employed real estate
       Coquitlam, B.C.                        appraiser for the past five                        500,000 (ii)
       Canada                                 years.
       Director

---------------------------------------- ------------------------------------------- ---------------------------------



 (i)     Member of the Audit Committee

(ii) These shares have been deemed to be Rule 144 stock and are, therefore, restricted from trading and any such trading will be in conformity with the rules and regulations of the NASD OTC Bulletin Board and the Exchange Act in the United States. Refer to "Restricted Shares" below.

Certain directors, officers and shareholders of the Issuer might become or are at this time directors, officers and shareholders of other companies engaged in similar activities as the Issuer is developing and conflicts of interest may arise between their duties as directors of the Issuer and as directors of other companies. All such possible conflicts will be disclosed and the directors concerned will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed on them under the laws of the State of Nevada.

OTHER DIRECTORSHIPS

Other reporting companies of which the above-noted individuals are or have been during the past five year either a director, officer or promoter, are as follows:

         Steven  Bruce     - Director and Vice-President of Newgen Environmental
                           Systems  Inc.,  a company  listed and  trading on the
                           Alberta  Stock  Exchange.  Mr. Bruce has never been a
                           director  nor  officer  of  an  OTC  Bulletin   Board
                           company.

         Michael Wolf      - Is currently a directors of Mandalay Capital Corp.,
                           a company quoted on the OTC Bulletin Board. He has never been a director and/or officer of any other public listed company.

         Michael Kennaugh  - Formerly a director of  Sweetbrier  Corporation,  a company with a quotation on the OTC Bulletin Board which now trades under the name of Dippy Foods Inc.

REMUNERATION OF DIRECTORS, OFFICERS, PROMOTERS OR INSIDERS OF THE ISSUER SINCE INCEPTION.

None of the Issuer's directors, officers, promoters or insiders have received anything of value from the Issuer since inception.


PERSONS BENEFICIALLY OWING MORE THAN 10% OF THE EQUITY SHARES OF THE ISSUER

To the knowledge of the Issuer, there are no persons holding beneficially, directly or indirectly, a greater than 10% interest in the Shares of the Issuer other than Steven Bruce, President of the Issuer, who has 25% of the outstanding shares and Michael Wolf, Secretary Treasurer of the Issuer, who has 15% of the outstanding shares. These shares are Rule 144 stock and have certain trading restriction thereon as more fully described under "Restricted Shares".


OPTIONS  TO  PURCHASE  SECURITIES  OF  THE  ISSUER
--------------------------------------------------

INCENTIVE STOCK OPTIONS GRANTED TO DIRECTORS, OFFICERS, PROMOTERS AND OTHER INSIDERS

The Issuer has not granted options to Directors, Officers, Promoters and other insiders of the Issuer to purchase any shares as at the date of this Memorandum.


SECURITIES OF THE ISSUER IN ESCROW, IN POOL OR SUBJECT TO HOLD RESTRICTIONS

RESTRICTED SHARES

The shares issued to the directors have been restricted under Rule 144 as defined below.

Rule 144 governs the sale of restricted securities in limited quantities and generally applies to corporate insiders and/or buyers of private placement securities not sold under SEC registration statement requirements.

Corporate insiders are officers, directors, or anyone else owning 10% or more of the outstanding Issuer's securities. Stock either acquired through compensation arrangements or open market purchases is considered restricted for as long as the insider is affiliated with the Issuer. Buyers of private placement securities who have no management or major ownership interest in the Issuer, the restricted status of the shares expires over a period of time.

Under Rule 144, restricted securities may be sold to the public without full registration (registration is completed upon transfer of ownership) if the following conditions are met:

1. The shares have been owned and fully paid for at least one year, or upon the death of the owner.

2. Current financial information must be made available to the buyer. The Issuer that files 10K or 10Q reports with the SEC satisfies this requirement.

3. The seller must file Form 144, "Notice of Proposed Sale of Securities" , with the SEC no later than the first day of the sale. The filing is effective for 90 days. If the seller wishes to extend the selling period or sell additional shares, a new Form 144 is required.

4. The sale of the shares may not be advertised and no additional commissions can be paid.

5. If the shares were owned for between one and two years, the volume of shares sold is limited to the greater of 1% of all outstanding shares, or the average weekly trading volume for the proceeding four weeks. If the shares have been owned for three years or more, no volume restrictions apply to non-insiders. Insiders are always subject to volume restrictions.

POOLED SHARES

None of the Issuer's securities are subject to pooling restrictions.


PARTICULARS  OF  ANY  OTHER  MATERIAL  FACTS
--------------------------------------------


LEGAL PROCEEDINGS

There are no material legal proceedings to which the Issuer is a party or to which its property is subject, nor to the best of the knowledge of management, are any material legal proceedings contemplated.


ASSETS PROPOSED TO BE ACQUIRED

There are no assets proposed to be acquired in the immediate future other than what is stated in this Memorandum.


BONDS, DEBENTURES, NOTES AND OTHER DEBT OBLIGATIONS

There are no bonds, debentures, notes or other debt obligations outstanding as at the date of this Memorandum which have not been mentioned herein.


OTHER MATERIAL FACTS

There are no material facts relating to the securities being offered hereunder which have not been previously disclosed in this Memorandum.

MATERIAL  CONTRACTS
-------------------

All material contracts are noted elsewhere in this Memorandum.


INSPECTION  OF  DOCUMENTS
-------------------------

All contracts and engineering reports referred to in this Memorandum may be examined at the office of the Issuer, located at Suite 825 - 1200 West 73rd Avenue, Vancouver, British Columbia, Canada, V6P 6G5 during normal business hours during the period of the offering under this Memorandum and for a period of thirty days thereafter.


CONFLICT  OF  INTEREST
----------------------

Certain officers and directors of the Issuer are or may become officers or directors of other reporting companies and as such may be presented, from time to time, with situations or opportunities which give rise to apparent conflicts of interest which cannot be resolved by arm's-length negotiations but only through exercise by the officers and directors of such judgment as is consistent with their fiduciary duties to the Issuer which arise under the relevant statutory laws and general corporate law. All officers and directors are aware of their fiduciary responsibilities under corporate law, especially insofar as taking advantage, directly or indirectly, of information or opportunities acquired in their capacities as officers and directors of the Issuer. Any transaction with officers or directors will only be on terms consistent with industry standards and sound business practice in accordance with the fiduciary duties of those persons to the Issuer, and depending upon the magnitude of the transactions and the absence of any disinterested board members, the transactions may be submitted to the shareholders for their approval in the absence of any independent board members.


CONTINUOUS  REPORTING  OBLIGATIONS  TO  SUBSCRIBERS
---------------------------------------------------

The Issuer will be applying for a quotation of its shares on NASD OTC Bulletin Board but will not become a reporting issue at that time. As such, the Issuer is not required to prepare and file with an Exchange or regulatory body any financial information and is not required to file financial information with its shareholders. Nevertheless, it is the intention of management to prepare annual audited financial statements for submission to its shareholders.


FINANCIAL  STATEMENTS
---------------------

Copies of the Issuer's interim unaudited financial statements for the period from incorporation until November 30, 1998 are attached as Appendix B and form an integral part of this Memorandum.


INCOME  TAX  CONSIDERATIONS
---------------------------

The Issuer has not undertaken a study of potential income tax consequences to Subscribers.

QUALIFIED INVESTORS ARE URGED TO CONSULT WITH THEIR PROFESSIONAL ADVISERS REGARDING ANY TAX CONSEQUENCES APPLICABLE TO THEM.


CONTRACTUAL  RIGHTS  OF  ACTION
-------------------------------

In certain circumstances, the investor who purchases Shares has, by contract, the same rights of action against the Issuer for rescission or damages as are afforded to a person who purchases securities in respect of which a prospectus has been filed. This right of action is in addition to any other rights of remedy the investor may have at law and may be summarized as follows:

In the event that this Memorandum, including any amendment thereto, contains a misrepresentation which was a misrepresentation on the date of investment, an investor to whom the Memorandum was delivered and who purchases the securities and who is still the owner of the securities has a right of action against the Issuer for damages or alternatively for rescission of the purchase provided that:

(a) the right is only enforceable on written notice being given to the Issuer not later than 90 days subsequent to the date of investment;

(b) the Issuer is not liable if the investor purchased the securities with knowledge of the misrepresentation;

(c) in an action for damages, the Issuer is not liable for any or all portion of such damages that the Issuer proves does not represent the depreciation in value of the securities as a result of this misrepresentation; and

(d) in no case shall the amount recoverable exceed the price at which the securities were sold to the Investor.

For these purposes "misrepresentation" means an untrue statement of a material fact or an omission to state a material fact which is required to be stated or which is necessary to prevent any statement that is made from being false or misleading in the circumstances in which it is made.

                                   CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or omit to state a material fact that is necessary to be stated in order for the statement not to be misleading.

DATED this 4th day of December, 1998.

                                                    CIGAR KING CORPORATION

                                              Per:      "Steven Bruce"
                                              ----------------------------
                                                          Steven Bruce
                                                    President and Director



                                               Per:      "Michael Wolf"
                                               ----------------------------
                                                          Michael Wolf
                                                Secretary Treasurer and Director

                                                                      APPENDIX A

                             SUBSCRIPTION AGREEMENT

CIGAR KING CORPORATION
825 - 1200 West 73rd Avenue
Vancouver, British Columbia
Canada, V6P 6G5

Gentlemen:

I understand that Cigar King Corporation, a Nevada corporation (the "Company"), is offering shares of the Company's stock, $0.001 par value per share, (the "Shares") pursuant to the exemptions from registration contained under Regulation D, Rule 504, and Section 3(b) and 4(2) of the Securities Act of 1933, as amended. I also understand that the subscription price is $0.25 per Share.

Acknowledging the foregoing and upon consideration and affirmation of the following representations, I offer to purchase the number of Shares at the price of $0.25 per share for the aggregate amount (the "Subscription Funds") that are set out in paragraph 6. In order to induce the Company to accept my offer, I advise you as follows:

1.       AVAILABILITY OF INFORMATION

I represent and warrant that I have been furnished with and have received a copy of the Offering Memorandum prepared by the Company. I also acknowledge that in addition to the business and financial information about the Company provided to me, the Company has permitted me the opportunity to ask questions of, and receive answers from, the Company, and any other person or entity acting on its behalf, concerning the terms and conditions of the offering and to obtain any additional information necessary to verify the accuracy of the information provided by the Company and any other person or entity acting on its behalf.

2.       REPRESENTATIONS AND WARRANTIES

I represent and warrant to the Company (and understand that they are relying on the accuracy and completeness of these representations and warranties in connection with the availability of an exemption from the registration requirements of applicable Federal and State securities laws from the offer and sale of the Shares) that:

A. NO REGISTRATION. I understand the Shares offered have not been registered under the Securities Act of 1933, as amended (the "1933 Act"), or any applicable State securities laws, and that I must bear the economic risk of the investment for an indefinite period of time because the Shares cannot be sold unless they are registered under the 1933 Act or applicable State securities laws or exemption from them are available; that registration under the 1933 Act is unlikely at any time in the future; that the Company is not obligated to file a registration statement under the 1933 Act; and that Rule 144, adopted under the 1933 Act governing the possible disposition of Securities, is applicable to the share of common stock. I agree not to sell the Shares without registration under the 1933 Act and the applicable State securities laws unless in an exempt transaction as set forth in Regulation D, Rule 144 or any other Federal securities act.

B. OWN ACCOUNT. I am the only party with an interest in this Subscription Agreement, and I am acquiring Shares for investment purposes and for my own account for long-term investment only, and not with any intent or arrangement to resell, fractionalize, divide or redistribute all or any part of the Shares to any other person. I have no present plans to enter into any contract, undertaking or agreement for any resale, distribution, subdivision or fractionalization.

C. CITIZENSHIP. I am a citizen of Canada. I am a bonafide resident of the Province of British Columbia as set forth next to my signature.

D. KNOWLEDGE AND EXPERIENCE. I have knowledge and experience in financial and business matters and in investments in particular and I am capable of evaluating the merits and risks of an investment in the Company. I understand that the Company is relying upon my representations for the purpose of confirming my suitability as an investor in the Company.

E. ACCURACY OF INFORMATION. The information that I have provided to the Company concerning my financial position and knowledge of financial business matters is correct and complete as of this date. If any of the information changes materially before you accept this subscription, I immediately will provide the new information. I indemnify the Company against any damages, claims, loss, expense or liability that may arise as a result of a breach of any representation or covenant that I have made.

F. SPECULATIVE NATURE OF INVESTMENT. I am aware that the Company is new and is starting to operate and that an investment in the Shares is a speculative investment which involves a high degree of risk. I acknowledge that this transaction and the material provided to me have not been reviewed by the U.S. Securities and Exchange Commission or by any State's securities authorities.

G. ADEQUACY OF MEANS. I have adequate means of providing for my current needs and personal contingencies and have no need to liquidate this investment in the Company's Shares.

H.       NET WORTH. I represent and warrant either that:

         (1) my net worth (along with my spouse, but exclusive of home, furnishings and automobile) is three times the amount of the investment in the Company's Shares and that I (alone or jointly with my spouse) have an adjusted gross income in the most recent years of $75,000 or more; or

         (2) I have a net worth (alone or with my spouse, but exclusive of home, furnishings and automobile) that is five times the amount of an investment in the shares without regard to my annual income.

3.       OFFERING PROCEDURES

I understand this Subscription Agreement is subject to each of the following terms and conditions:

         a. The Company may reject this Subscription Agreement for any reason, and this Subscription Agreement becomes binding upon the Company only when the Company accepts it in writing.

         b. If my Subscription Agreement is rejected, the Company will return to me the Subscription funds that I have submitted
                  within  ten  days  of  the  rejection   without   interest  or
                  deduction.

         c. If my subscription is accepted, I must execute any additional documents that are necessary to effect the issuance of the Shares that I have purchased.

4.       INDEMNIFICATION

I acknowledge that I understand the meaning and legal consequences of the representations and warranties I have given and I agree to indemnify the Company and its management against any loss, damage or liability arising out of a breach of any representation or warranty or covenant of the undersigned contained in the Subscription Agreement or in the financial information that I have provided to the Company.

5.       MISCELLANEOUS

         A. ENTIRE AGREEMENT. This Agreement represents the entire agreement between the Company and me and supersedes all prior agreements, understandings or conversations with respect to any transactions or the type contemplated hereby.

         B. WAIVER AND AMENDMENT. Any right granted to either me or the Company under this Agreement may be waived only in writing signed by both of us. No delay in our exercising any right granted under this Agreement operates as a waiver of the right, and no partial exercise of any right precludes our exercising that right in the future. Any amendment of this Agreement must be written and signed by the Company and me.

         C. GOVERNING LAW. This Agreement is governed by, and construed in accordance with, the laws of the State of Nevada.

         D. ENFORCEMENT. If legal action becomes necessary to enforce this Agreement or any part of it, the party prevailing in the action is entitled to collect its reasonable expenses incurred in the action, including reasonable attorney's fees, from the non-prevailing party.

6.       PAYMENT FOR SHARES

I subscribe for                    Shares and submit my cheque  payable to CIGAR
               --------------------
KING CORPORATION for the full amount of $
                                         --------



Dated:                               , 1998
       -----------------------------


WITNESS:                                       )
                                               )
                                               )       ------------------------
---------------------------------------------- )       (SIGNATURE OF SUBSCRIBER)
(Signature)                                    )
                                               )
                                               )
---------------------------------------------- )
(Address)                                      )
                                               )
                                               )
---------------------------------------------- )
                                               )
                                               )
---------------------------------------------- )


Receipt is hereby acknowledged of the amount first written in connection with and on the terms and subject to the conditions set out in this Subscription
Agreement:

DATED:                                           CIGAR  KING  CORPORATION
      ----------------------------


                                                 Per:
                                                 ---------------------------
                                                      Authorized Signatory

  (TO BE COMPLETED IN DUPLICATE, ONE COPY TO SUBSCRIBER, ONE COPY FOR COMPANY)



                                                                      APPENDIX B

                             CIGAR KING CORPORATION
                          (A Development Stage Company)

                                  BALANCE SHEET

                                November 30, 1998

                      (Unaudited - Prepared by Management)

                                     ASSETS

   CURRENT ASSETS

        Bank                                                          $  67,130

   OTHER ASSETS

        Rights to Cigar King concept - Note 3                            50,000
                                                                        --------

                                                                       $117,130
                                                                       ========

   LIABILITIES

         Accounts payable and accrued liabilities                      $ 50,000
                                                                       --------

   STOCKHOLDERS' EQUITY

        Common stock
              200,000,000 shares authorized, at $0.001 par
              value, 10,500,000 shares issued and outstanding            10,500

        Capital in excess of par value                                   58,500

        Deficit accumulated during the development stage                 (1,870)
                                                                        -------

              Total Stockholders' Equity                                 67,130
                                                                         ------

                                                                      $ 117,130
                                                                        =======



    The accompanying notes are an integral part of these unaudited financial statements.




                             CIGAR KING CORPORATION
                          (A Development Stage Company)

                             STATEMENT OF OPERATIONS

             For the period from October 8, 1998 (Date of Inception)
                              to November 30, 1998

                      (Unaudited - Prepared by Management)

SALES                                        $         -

EXPENSES                                           1,870
                                                 -------

NET LOSS                                     $     1,870
                                                 =======



NET LOSS PER COMMON SHARE

     Basic                                   $     0.001
                                                 =======


AVERAGE OUTSTANDING SHARES

     Basic                                    10,500,000
                                              ==========

    The accompanying notes are an integral part of these unaudited financial statements.

                             CIGAR KING CORPORATION
                          (A Development Stage Company)

                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

             For the period from October 8, 1998 (Date of Inception)
                              to November 30, 1998

                      (Unaudited - Prepared by Management)



                                                                        CAPITAL IN
                                                     COMMON    STOCK     EXCESS OF   ACCUMULATED
                                                  SHARES         AMOUNT  PAR VALUE     DEFICIT
                                                  ------         ------  ---------     -------

BALANCE OCTOBER 8, 1998 (date of inception)             -      $   -    $      -       $     -


Issuance of common shares for cash at
     $0.002 per share - November 20, 1998       4,500,000      4,500       4,500             -

Issuance of common shares for cash at
     $0.01 per share - November 25, 1998        6,000,000      6,000      54,000             -

Net operating loss for the period from
     October 8, 1998 to November 30, 1998               -          -           -       (1,870)
                                               ----------   --------    --------       -------

BALANCE NOVEMBER 30, 1998                      10,500,000   $ 10,500    $ 58,500     $ (1,870)
                                              ===========   ========    ========       =======

    The accompanying notes are an integral part of these unaudited financial statements.

                             CIGAR KING CORPORATION
                          (A Development Stage Company)

                             STATEMENT OF CASH FLOWS

             For the period from October 8, 1998 (Date of Inception)
                              to November 30, 1998

                      (Unaudited - Prepared by Management)


       CASH FLOWS FROM
          OPERATING ACTIVITIES:

          Net loss                                                                    $     (1,870)

          Adjustments to reconcile net loss to net cash provided by operating activities:

               Increase in accounts payable                                                 50,000

                    Net Cash from Operations                                                48,130

     CASH FLOWS FROM INVESTING
           ACTIVITIES:

          Rights to the Cigar King concept                                                 (50,000)
                                                                                           -------

     CASH FLOWS FROM FINANCING
          ACTIVITIES:

               Proceeds from issuance of common stock                                       69,000
                                                                                           -------

          Net Increase in Cash                                                              67,130

          Cash at Beginning of Period                                                            -


          CASH AT END OF PERIOD                                                       $     67,130
                                                                                           =======


    The accompanying notes are an integral part of these unaudited financial statements.

                             CIGAR KING CORPORATION
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

                                November 30, 1998

                      (Unaudited - Prepared by Management)

1.       ORGANIZATION

         The Company was incorporated under the laws of the State of Nevada on October 8, 1998 with the authorized common shares of 200,000,000 shares at $0.001 par value.

         The Company is a start-up company founded for the purpose of building a retail premium cigar business that purchases premium cigars and sells them, along with cigar accessories, through the Company's-owned and operated Cigar King retail kiosk.

         The Company is in the development stage.


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Accounting Methods
         ------------------

         The Company recognizes income and expenses based on the accrual method of accounting.

         Dividend Policy
         ---------------

         The Company has not yet adopted a policy regarding payment of dividends.

         Income Taxes
         ------------

         The Company has not yet elected a fiscal year but has not completed a full operating period and therefore has not filed any income tax returns.

         Loss per Share
         --------------

         Loss per share amounts are computed based on the weighted average number of shares actually outstanding using the treasury stock method in accordance with FADS Statement No. 128.

         Cash and Cash Equivalents
         -------------------------

         The Company considers all highly liquid instruments purchased with a maturity, at the time of purchase, of less than three months, to be cash equivalents.

                             CIGAR KING CORPORATION
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

                                November 30, 1998

                      (Unaudited - Prepared by Management)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

         Foreign Currency Translation
         ----------------------------

         The translations of the Company completed in Canadian dollars have been translated to US dollars. Assets and liabilities are translated at the year end exchange rates and the income and expenses at the average rates of exchange prevailing during the period reported on.

         Financial Instruments
         ---------------------

         The carrying amounts of financial instruments, including cash, prepaid expenses and deferred offering costs are considered by management to be their standard fair values. These values are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

         Estimates and Assumptions
         -------------------------

         Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimated and assumption affect the reported amounts of the assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing these financial statements.

3.       RIGHTS TO CIGAR KING CONCEPT

         On November 24, 1998, the Company entered into an Agreement to Acquire 100% Interest in the Concept with Archer Investments Inc. whereby the sum of $50,000 payable on or before December 31, 1998 the Company obtains a 100% interest in the rights to use the Cigar King concept. The Company obtains the sole and exclusive rights to the concept worldwide and will call the Concept "Cigar King".

         As at the date of the Balance Sheet the Company has not paid the purchase price to Archer Investments Inc.

                             CIGAR KING CORPORATION
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

                                November 30, 1998

                      (Unaudited - Prepared by Management)


4.       RELATED PARTY TRANSACTIONS

         Related parties acquired 42.85% of the common shares issued for cash.

         The officers and directors of the Company are involved in other business activities and they may, in the future, become involved in additional business ventures which also may require their attention. If specific business opportunities become available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has formulated no policy for the resolution of such conflicts.

5.       GOING CONCERN

         Continuation of the Company as a going concern is dependent upon obtaining additional working capital and the management of the Company has developed a strategy, which it believes will accomplish this objective through additional equity funding, and long term financing, which will enable the Company to operate in the future.

         Management recognizes that, if it is unable to raise additional capital, the Company cannot operate in the future.